Exhibit 99.2

BARECON 2001
STANDARD BAREBOAT CHARTER PART I

1. Shipbroker	2. Place and date

N/A
3. Owners/Place of business (Cl. 1)	4. Bareboat Charterers/Place of business (Cl. 1)

XIANG H129 INTERNATIONAL SHIP LEASE CO., LIMITED, a company incorporated under the laws of Hong Kong with registration number 3189530 whose registered office is at 17/F Beautiful Group Tower 77, Connaught Rd Central, Hong Kong

MORVEN CHARTERING INC., a corporation incorporated and existing under the laws of the Republic of the Marshal! Islands whose registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall lslands MH 96960

5. Vessel’s name, call sign and flag (Cl. 1 and 3)
Vessel’s name: Matson Oahu
Call sign: V7JY3
Flag: Marshall lslands
6. Type of Vessel	7. GT/NT
Container Carrier	36483 / 19021

8. When/Where built	9. Total DWT (abt.) in metric tons on summer freeboard
2006 / Hyundai Mipo Dockyard Co., Ltd.	N/A

10. Classification Society (Cl. 3)	11. Date of last special survey by the Vessel’s classification society
DNV GL	N/A

12 Further particulars of Vessel (also indicate minimum number of months’ validity of class certificates agreed acc. to Cl. 3)
IMO No.: 9308015
Length: 226.38M
Breadth: 32.20M
Depth: 16.80M
13. Port or Place of delivery (Cl. 3)	14. Time for delivery (Cl. 4)	15. Cancelling date (Cl. 5)
The place of delivery specified under Clause 5(a) of the MOA	See Clause 34 (Delivery of Vessel)	N/A
16. Port or Place of redelivery (Cl. 15) See Clause 40 (Termination, Redelivery and Total Loss)	17. No. of months’ validity of trading and class certificates upon redelivery (Cl. 15) See Clause 40 (Termination, Redelivery and Total Loss)
18. Running days’ notice if other than stated in Cl. 4	19. Frequency of dry-docking (Cl. 10(g))
N/A	In accordance with Classification Society or Flag State requirements
20. Trading limits (Cl. 6)
Worldwide within International Navigating Limits
21. Charter period (Cl. 2)	22. Charter hire (Cl. 11)
See Clause 32 (Charter Period)	See Clause 36 (Charterhire and Upfront Charterhire)
23. New class and other safety requirements (state percentage of Vessel’s insurance value acc. to Box 29)(CI. 10(a)(ii))
N/A
24. Rate of interest payable acc. to Cl. 11 (f) and, if applicable, acc. to PART IV	25. Currency and method of payment (Cl. 11) Dollars/bank transfer
See Clause 36 (Charterhire and Upfront Charterhire) - neither Clause 11 (f) nor Part IV applies
26. Place of payment; also state beneficiary and bank account (Cl. 11)	27. Bank guarantee/bond (sum and place) (Cl. 24) (optional) See Clause 24 (Corporate Guarantee)
See Clause 36 (Charterhire and Upfront Charterhire)
28. Mortgage(s), if any (state whether 12(a) or (b) applies; if 12(b) applies state date of Financial Instrument and name of Mortgagee(s)/Place of business) (Cl. 12)	29. Insurance (hull and machinery and war risks) (state value acc. to Cl. 13(f) or, if applicable, acc. to Cl. 14(k)) (also state if Cl. 14 applies)

See Clause 35 (Quiet Enjoyment) - Clause 12 does not apply	See Clause 38 (Insurance) - Clause 14 does not apply
30. Additional insurance cover, if any, for Owners’ account limited to (Cl. 13(b) or, if applicable, Cl. 14(g))	31. Additional insurance cover, if any, for Charterers’ account limited to (Cl. 13(b) or, if applicable, Cl. 14(g))

See Clause 38 (Insurance)	See Clause 38 (Insurance)

Copyright © 2001 BIMCO. All rights reserved. Any unauthorised copying, duplication, reproduction or distribution of this BIMCO SmartCon document will constitute an infringement of BIMCO’s copyright. Explanatory notes are available from BIMCO at www.bimco.org.

First published in 1974 as BARECON A and B. Amalgamated and revised in 1989. Revised 2001.

32. Latent defects (only to be filled in if period other than stated in Cl. 3) N/A	33. Brokerage commission and to whom payable (CL 27) N/A
34. Grace period (state number of clear banking days) (Cl. 28) See Clause 44 (Termination Events)	35. Dispute Resolution (state 30(a), 30(b) or 30(c); if 30(c) agreed Place of Arbitration must be stated (Cl. 30) (c) See Clause 30(a) (Dispute Resolution)
36. War cancellation (indicate countries agreed) (Cl. 26(f)) N/A
37. Newbuilding Vessel (indicate with “yes” or “no” whether PART Ill applies) (optional) No, Part Ill does not apply	38. Name and place of Builders (only to be filled in if PART Ill applies) N/A
39. Vessel’s Yard Building No. (only to be filled in if PART Ill applies) N/A	40. Date of Building Contract (only to be filled in if PART Ill applies) N/A
41. Liquidated damages and costs shall accrue to (state party acc. to Cl. 1) a) N/A b) N/A c) N/A
42. Hire/Purchase agreement (indicate with “yes” or “no” whether PART IV applies) (optional) No, Part IV does not apply	43. Bareboat Charter Registry (indicate with “yes” or “no” whether PART V applies) (optional) No, Part V does not apply
44. Flag and Country of the Bareboat Charter Registry (only to be filled in if PART V applies) N/A	45. Country of the Underlying Registry (only to be filled in if PART V applies) N/A
46. Number of additional clauses covering special provisions, if agreed Clause 32 (Charter Period) to Clause 60 (Definitions)

PREAMBLE - it is mutually agreed that this Contract shall be performed subject to the conditions contained in this Charter which shall include PART I and PART II. In the event of a conflict of conditions, the provisions of PART I shall prevail over those of PART II to the extent of such conflict but no further. It is further mutually agreed that PART Ill and/or PART IV and/or PART V shall only apply and only form part of this Charter if expressly agreed and stated in Boxes 37, 42 and 43. If PART Ill and/or PART IV and/or PART V apply, it is further agreed that in the event of a conflict of conditions, the provisions of PART I and PART II shall prevail over those of PART Ill and/or PART IV and/or PART V to the extent of such conflict but no further.

Signature (Owners)	Signature (Charterers)
For and on behalf of the Owners	For and on behalf of the Charterers

Name: Title:	Name:
Title:

Copyright © 2001 BIMCO. All rights reserved. Any unauthorised copying, duplication, reproduction or distribution of this BIMCO SmartCon document will constitute an infringement of BIMCO’s copyright. Explanatory notes are available from BIMCO at www.bimco.org.

First published in 1974 as BARECON A and B. Amalgamated and revised in 1989. Revised 2001.

32. Latent defects (only to be filled in if period other than stated in Cl. 3)	33. Brokerage commission and to whom payable (Cl. 27) N/A
N/A
34. Grace period (state number of clear banking days) (Cl. 28) See Clause 44 (Termination Events)	35. Dispute Resolution (state 30(a), 30(b) or 30(c); if 30(c) agreed Place of Arbitration must be stated (Cl. 30)
(c) See Clause 30(a) (Dispute Resolution)
36. War cancellation (indicate countries agreed) (Cl. 26(f))
N/A
37. Newbuilding Vessel (indicate with “yes” or “no” whether PART Ill applies) (optional)	38. Name and place of Builders (only to be filled in if PART III applies)

No, Part Ill does not apply	N/A
39. Vessel’s Yard Building No. (only to be filled in if PART Ill applies) N/A	40. Date of Building Contract (only to be filled in if PART Ill applies) N/A
41. Liquidated damages and costs shall accrue to (state party acc. to Cl. 1)
a) N/A
b) N/A
c) N/A
42. Hire/Purchase agreement (indicate with “yes” or “no” whether PART IV applies) (optional)	43. Bareboat Charter Registry (indicate with “yes” or “no” whether PART V applies) (optional)
No, Part IV does not apply	No, Part V does not apply
44. Flag and Country of the Bareboat Charter Registry (only to be filled in if PART V applies)	45. Country of the Underlying Registry (only to be filled in if PART V applies)
N/A	N/A
46. Number of additional clauses covering special provisions, if agreed
Clause 32 (Charter Period) to Clause 60 (Definitions)

PREAMBLE- lt is mutually agreed that this Contract shall be performed subject to the conditions contained in this Charter which shall include PART I and PART II. In the event of a conflict of conditions, the provisions of PART I shall prevail over those of PART II to the extent of such conflict but no further. lt is further mutually agreed that PART Ill and/or PART IV and/or PART V shall only apply and only form part of this Charter if expressly agreed and stated in Boxes 37, 42 and 43. If PART Ill and/or PART IV and/or PART V apply, it is further agreed that in the event of a conflict of conditions, the provisions of PART I and PART II shall prevail over those of PART Ill and/or PART IV and/or PART V to the extent of such conflict but no further.

Signature (Owners)	Signature (Charterers)
For and on behalf of the Owners	For and on behalf of the Charterers

Name:	Name:
Title:	Title:

Copyright © 2001 BIMCO. All rights reserved. Any unauthorised copying, duplication, reproduction or distribution of this BIMCO SmartCon document will constitute an infringement of BIMCO’s copyright. Explanatory notes are available from BIMCO at www.bimco.org.

First published in 1974 as BARECON A and B. Amalgamated and revised in 1989. Revised 2001.

ADDITIONAL CLAUSES TO BARECON 2001

DATED 23 October 2022

Clause 32 – CHARTER PERIOD

32.1	For the avoidance of doubt, notwithstanding the fact that the Charter Period shall commence on the Delivery Date, this Charter shall be:

(a)	in full force and effect; and

(b)	valid, binding and enforceable against the parties hereto,

with effect from the date of this Charter until the end of the Charter Period (subject to the terms of this Charter).

32.2	The charter period shall, subject to the terms of this Charter, continue for a period of thirty-nine (39) months from the Delivery Date.

Clause 33 – CANCELLATION

33.1	If:

(a)	a Termination Event which is continuing occurs prior to the delivery of the Vessel by the Charterers as sellers to the Owners as buyers under the MOA;

(b)

it becomes unlawful for the Owners (as buyers) to perform or comply with any or all of their obligations under the MOA or any of the obligations of the Owners under the MOA are not or cease to be legal, valid, binding and enforceable; and/or

(c)	the MOA expires, is cancelled, terminated, rescinded or suspended or otherwise ceases to remain in full force and effect for any reason,

then this Charter shall immediately terminate and be cancelled (provided that any provision hereof expressed to survive such termination or cancellation shall so do in accordance with its terms) without the need for either of the Owners or the Charterers to take any action whatsoever, provided that the Owners shall be entitled to retain all fees or amounts paid by the Charterers pursuant to Clause 41.1 (and without prejudice to Clause 41.1, if such fees or amounts have not been paid but are due and payable, the Charterers shall forthwith pay such fees or amounts to the Owners in accordance with Clause 41.1) and such payment and the payment of:

(i)

all other amounts payable under this Charter which have fallen due on or prior to the date on which this Charter may be terminated pursuant to this Clause 33 (Cancellation) (but which remain unpaid together with any default interest thereon); and

(ii)

any costs and expenses incurred by the Owners in collecting any payments due under this Charter or in obtaining the due performance of the obligations of the Charterers under this Charter or the other Leasing Documents and any default interest in relation thereto, is acknowledged by the Charterers to be proportionate as to amount, having regard to the legitimate interest of the Owners, in protecting against the Owners’ risk of the Charterers failing to perform their obligations under this Charter.

Clause 34 – DELIVERY OF VESSEL

34.1

(a)	This Charter is part of a transaction involving the sale, purchase and charter back of the Vessel and constitutes one of the Leasing Documents.

(b)	The obligation of the Owners to charter the Vessel to the Charterers hereunder is subject to and conditional upon:

(i)

the delivery of the Vessel by the Charterers as sellers to the Owners as buyers in accordance with the terms of the MOA with such Delivery occurring on or before the Cancelling Date (and, for the purposes of this Charter, the Vessel shall be deemed delivered to the Charterers simultaneously with delivery of the Vessel to the Owners pursuant to the MOA);

(ii)	no Potential Termination Event or Termination Event has occurred and is continuing at the relevant time;

(iii)

the representations and warranties contained in Clause 45 (Representations and warranties) being true and correct on the date of this Charter and each day thereafter until and including the last day of the Charter Period; and

(iv)	the Owners having received from the Charterers:

(A)	on or prior to Delivery, the documents or evidence set out in Part A, Part B and Part C of Schedule II in form and substance satisfactory to them; and

(B)	after Delivery, the documents or evidence set out in Part D of Schedule II in form and substance satisfactory to them within the time periods set out thereunder;

and if any of the documents listed in sub-paragraph (iv) above are not in the English language then they shall be accompanied by a certified English translation.

34.2	The conditions precedent and conditions subsequent specified in Clause 34.1(b) are for the sole benefit of the Owners.

34.3

On delivery to and acceptance by the Owners (in their capacity as buyers) of the Vessel under the MOA from the Charterers (in their capacity as sellers) and subject to the provisions of this Clause 34 (Delivery of Vessel), the Vessel shall be deemed to have been delivered to, and accepted without reservation by, the Charterers under this Charter and the Charterers shall become and be entitled to the possession and use of the Vessel on and subject to the terms and conditions of this Charter.

34.4

On Delivery, as evidence of the commencement of the Charter Period, the Charterers shall sign and deliver to the Owners, the Acceptance Certificate. Without prejudice to this Clause 34.4, the Charterers shall be deemed to have accepted the Vessel under this Charter and the commencement of the Charter Period having started, on Delivery even if for whatever reason, the Acceptance Certificate is not signed and/or the Charterers do not take actual possession of the Vessel at that time.

34.5

The Charterers shall not be entitled for any reason whatsoever to refuse to accept delivery of the Vessel under this Charter once the Vessel has been delivered to and accepted by the Owners as buyers under the MOA from the Charterers as sellers, and the Owners shall not be liable for any losses, costs or expenses whatsoever or howsoever arising including, without limitation, any loss of profit or any loss or otherwise:

(a)	resulting directly or indirectly from any defect or alleged defect in the Vessel or any failure of the Vessel; or

(b)	arising from any delay in the commencement of the Charter Period or any failure of the Charter Period to commence.

34.6

The Owners will not and shall not be obliged to deliver the Vessel to the Charterers with any bunkers and unused lubricating oils and greases (whether in storage tanks and unopened drums or otherwise) except such items (including bunkers, lubricating oils, un-broached provisions, paints, ropes and other consumable stores) as are on the Vessel on Delivery.

34.7	The Charterers shall, following the Owners’ delivery of items on board the Vessel on Delivery pursuant to Clause 34.6, keep all such items on board the Vessel for the Charterers’ own use.

Clause 35 – QUIET ENJOYMENT

35.1

Provided that no Potential Termination Event or Termination Event has occurred and is continuing, the Owners hereby agree not to disturb or interfere (or instruct another party to disturb or interfere) with the Charterers’ lawful use, possession and quiet enjoyment of the Vessel during the Charter Period.

35.2	Subject to Clause 35.1 above, the Charterers acknowledge that, at any time during the Charter Period:

(a)

the Owners are entitled to enter into certain funding arrangements with their financier(s) (the “Mortgagee”) in order to finance in part or in full of the Purchase Price, which funding arrangements may be secured, inter alia, by the relevant Financial Instruments;

(b)	the Owners may do any of the following as security for the funding arrangements referred to in paragraph (a) above, in each case, without the prior consent of the Charterers:

(i)	execute a ship mortgage over the Vessel or any other Financial Instrument in favour of the Mortgagee;

(ii)	assign their rights and interests to, in or in connection with this Charter and any other Leasing Document in favour of the Mortgagee;

(iii)	assign their rights and interests to, in or in connection with the Insurances, the Earnings and the Requisition Compensation of the Vessel in favour of the Mortgagee; and

(iv)	enter into any other document or arrangement which is necessary to give effect to such financing arrangements; and

(c)

the Charterers undertake to comply, and provide such information and documents reasonably required to enable the Owners to comply, with all such instructions or directions in regard to the employment, insurances, operation, repairs and maintenance of the Vessel as laid down in any Financial Instrument or as may be directed from to time during the currency of this Charter by the Mortgagee in conformity with any Financial Instrument. The Charterers further agree and acknowledge all relevant terms, conditions and provisions of each Financial Instrument (if any) and agree to acknowledge this in writing in any form that may be reasonably required by the Mortgagee.

35.3

The Owners shall use best endeavours to procure that their financier(s) enter into a quiet enjoyment agreement with the Charterers on such terms as may be agreed between the Owners, the Mortgagee and the Charterers.

Clause 36 – CHARTERHIRE AND UPFRONT CHARTERHIRE

36.1

In consideration of the Owners agreeing to charter the Vessel to the Charterers under this Charter at the request of the Charterers, the Charterers hereby irrevocably and unconditionally agree to pay to the Owners the Charterhire, the Upfront Charterhire and the Expiry Purchase Price in accordance with the terms of this Charter.

36.2	The Charterers shall pay to the Owners on the Delivery Date, the Upfront Charterhire.

36.3

The Charterers shall have the option (which may be exercisable by notifying the Owners in writing at least five (5) Business Days (or such shorter period acceptable to the Owners) prior to the date of the Payment Notice issued by the Charterers (in their capacity as sellers) under the MOA of their intention to so exercise the same) of setting off on the Delivery Date, their obligation to pay Upfront Charterhire to the Owners against the Owners’ obligation to pay to the Charterers such portion of the Purchase Price in an amount equal to the Upfront Charterhire, payable by the Owners (in their capacity as buyers) to the Charterers (in their capacity as sellers) under the MOA. If such option is exercised by the Charterers, the Charterers shall be deemed to have paid the Upfront Charterhire to the Owners on the Delivery Date by virtue of the Owners setting off an amount equal to the Upfront Charterhire from the Purchase Price payable by the Owners under the MOA against the Charterers’ obligation to pay the Upfront Charterhire under this Charter.

36.4	The Upfront Charterhire shall not be refundable to the Charterers and therefore shall not bear any interest.

36.5

Subject to the terms of this Clause 36 (Charterhire and Upfront Charterhire) the Charterers shall pay to the Owners, the Charterhire monthly in advance in thirty-nine (39) consecutive instalments to the Owners under this Charter provided that:

(a)	the first instalment of the Charterhire shall be payable on the Delivery Date;

(b)

the Charterers shall have the option (which may be exercisable by notifying the Owners in writing at least five (5) Business Days (or such shorter period acceptable to the Owners) prior to the date of the Payment Notice issued by the Charterers (in their capacity as sellers) under the MOA, of their intention to so exercise the same) of setting off, on the Delivery Date, their obligation to pay such first instalment of Charterhire against the Owners’ obligation to pay such portion of the Purchase Price in an amount equal to that first instalment of Charterhire, payable by the Owners (in their capacity as buyers) to the Charterers (in their capacity as sellers) under the MOA and if such option is exercised by the Charterers, the Charterers shall be deemed to have paid the first instalment of Charterhire to the Owners on the Delivery Date by virtue of the Owners setting off an amount equal to the first instalment of Charterhire from the Purchase Price payable by the Owners under the MOA against the Charterers’ obligation to pay such first instalment of Charterhire under this Charter;

(c)	the second instalment of Charterhire shall be payable on:

(i)	in the case where the Delivery Date falls on the same date as the Navios Spring Delivery Date, the date falling one (1) month after the Delivery Date;

(ii)	in the case where the Delivery Date falls after the Navios Spring Delivery Date, the date falling one (1) month after the Navios Spring Delivery Date;

(such payment date, the “Second Payment Date”);

(d)	the third instalment of Charterhire shall be payable on the date falling one (1) month after the Second Payment Date;

(e)	each subsequent instalment of the Charterhire shall be payable on the date falling one (1) month after the previous instalment payment of the Charterhire; and

(f)	the final instalment of the Charterhire shall be payable on the date falling thirty-eight (38) months after the Delivery Date.

36.6

The Vessel shall not at any time be deemed off-hire and the Charterers’ obligation to pay all Charterhire, the Upfront Charterhire and other amounts payable under the Leasing Documents shall be absolute and unconditional under any and all circumstances and shall not be affected by any circumstances of any nature whatsoever including but not limited to:

(a)

any set-off (other than any set-off referred to in Clause 36.3, Clause 36.5(b) or Clause 41.2), counterclaim, recoupment, defence, claim or other right which the Charterers may at any time have against the Owners or any other person for any reason whatsoever including, without limitation, any act, omission or breach on the part of the Owners under this Charter or any other agreement at any time existing between the Owners and the Charterers;

(b)

any change, extension, indulgence or other act or omission in respect of any indebtedness or obligation of the Charterers, or any sale, exchange, release or surrender of, or other dealing in, any security for any such indebtedness or obligation;

(c)	any title defect or encumbrance or any dispossession of the Vessel by title paramount or otherwise;

(d)	any defect in the seaworthiness, condition, value, design, merchantability, operation or fitness for use of the Vessel or the ineligibility of the Vessel for any particular trade;

(e)	the Total Loss or any damage to or forfeiture or court marshall or other sale of the Vessel;

(f)

any libel, attachment, levy, detention, sequestration or taking into custody of the Vessel or any restriction or prevention of or interference with or interruption or cessation in, the use or possession thereof by the Charterers;

(g)	any insolvency, bankruptcy, reorganization, arrangement, readjustment, dissolution, striking-off, liquidation or similar proceedings by or against the Charterers;

(h)

any invalidity, unenforceability, lack of due authorization or other defects, or any failure or delay in performing or complying with any of the terms and provisions of this Charter or the other Leasing Documents by any party to this Charter or any other person;

(i)	any enforcement or attempted enforcement by the Owners of their rights under this Charter or any of the Leasing Documents executed or to be executed pursuant to this Charter; or

(j)

any loss of use of the Vessel due to deficiency or default or strike of officers or crew, fire, breakdown, damage, accident, defective cargo or any other cause which would or might but for this provision have the effect of terminating or in any way affecting any obligation of the Charterers under this Charter.

36.7	Time of payment of the Charterhire, the Upfront Charterhire and other payments by the Charterers shall be of the essence of this Charter and the other Leasing Documents.

36.8

All payments of the Charterhire, the Upfront Charterhire and any other amounts payable under the Leasing Documents shall be made in Dollars and shall be received by the Owners in same day available funds and by not later than 4.00p.m. (Shanghai time) on the due date thereof.

36.9	All Charterhire and any moneys payable hereunder shall be payable by the Charterers to the Owners to such account as the Owners may notify the Charterers in writing.

36.10	Payment of the Charterhire, the Upfront Charterhire and any other amounts payable to the Owners under the Leasing Documents shall be at the Charterers’ risk until receipt by the Owners.

36.11

All stamp duty, value added tax, withholding or other taxes (excluding taxes levied on the overall income of the Owners) and import and export duties and all other similar types of charges which may be levied or assessed on or in connection with:

(a)	the operation of this Charter in respect of the hire and all other payments to be made pursuant to this Charter and the remittance thereof to the Owners; and

(b)	the import, export, purchase, delivery and re-delivery of the Vessel,

shall be borne by the Charterers. The Charterers shall pay, if applicable, value added tax and other similar tax levied on any Charterhire, the Upfront Charterhire and any other payments payable under this Charter by addition to, and at the time of payment of, such amounts.

36.12

If the Charterers fail to make any payment due under this Charter on the due date, they shall pay interest on such late payment at the default rate of two per cent. (2%) plus the Interest Rate per annum from the date on which such payment became due until the date of payment thereof.

36.13

All default interest and any other payments under this Charter which are of an annual or periodic nature shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a 360 day year.

36.14	Any payment which is due to be made on a day which is not a Business Day, shall be made on the preceding Business Day.

Clause 37 – POSSESSION OF VESSEL

37.1

The Charterers shall not, without the prior written consent of the Owners, assign, mortgage or pledge the Vessel or any interest therein, its Earnings, Insurances and Requisition Compensation and/or any of its rights and interests under any Approved Sub-charter, and shall not permit the creation of any Security Interest thereon other than the Permitted Security Interests.

37.2

The Charterers shall promptly notify each Approved Sub-charterer or such other party as the Owners may request, in writing that the Vessel is the property of the Owners and the Charterers shall provide the Owners with a copy of such written acknowledgement in such form and substance satisfactory to the Owners evidencing that such party has received such written notification.

37.3

If the Vessel is arrested, seized, impounded, forfeited, detained or taken out of their possession or control (whether or not pursuant to any distress, execution or other legal process), the Charterers shall procure the immediate release of the Vessel (whether by providing bail or procuring the provision of security or otherwise do such lawful things as the circumstances may require) and shall immediately notify the Owners of such event and shall indemnify the Owners against all documented losses, costs or charges incurred by the Owners by reason thereof in re-taking possession or otherwise in re-acquiring the Vessel. Without prejudice to the generality of the foregoing, the Charterers agree to indemnify the Owners against all consequences or liabilities arising from the master, officers or agents signing bills of lading or other documents.

37.4

The Charterers shall pay and discharge or cause that any sub-charterer of the Vessel shall promptly pay and discharge all obligations and liabilities whatsoever which have given or may give rise to liens on or claims enforceable against the Vessel and take all steps to prevent an arrest (threatened or otherwise) of the Vessel.

Clause 38 – INSURANCE

38.1	The Charterers shall procure that insurances are effected in form and substance satisfactory to the Owners and their financiers (if any):

(a)	in Dollars;

(b)

in the case of fire and usual hull and machinery, marine risks and war risks (including blocking and trapping), on an agreed value basis in an amount no less than the higher from time to time of (i) 120% of the then Outstanding Principal Balance and (ii) the prevailing Market Value ;

(c)

in the case of oil pollution liability risks for the Vessel, for an aggregate amount equal to the highest level of cover from time to time available under protection and indemnity club entry and in the international marine insurance market and for an amount of not less than US$1,000,000,000;

(d)	in relation to protection and indemnity risks in respect of the full tonnage of the Vessel;

(e)

through approved brokers and with first class international insurers and/or underwriters acceptable to the Owners (acting reasonably) and their financiers (if any) (including having a Standard & Poor’s rating of BBB+ or above, a Moody’s rating of A or above or an AM Best rating of A- or above) or, in the case of war risks and protection and indemnity risks, in a war risks and protection and indemnity risks association acceptable to the Owners (acting reasonably) and their financiers (if any) (including being a member of the International Group of Protection and Indemnity Clubs);

(f)	on no less favourable terms which the Charterers may be under an obligation (if any) to maintain under the terms of any Approved Sub-charter; and

(g)	otherwise on such terms as may be acceptable to the Owners and their financiers (if any).

38.2	In addition to the terms set out in Clause 13(a), the Charterers shall procure that the obligatory insurances shall:

(a)

subject always to paragraph (b), name the Charterers, the Approved Managers and the Owners (if so required by the Owners) as the only named assureds unless the interest of every other named assured or co-assured is limited:

(i)	in respect of any obligatory insurances for hull and machinery and war risks;

(A)	to any provable out-of-pocket expenses that they have incurred and which form part of any recoverable claim on underwriters; and

(B)	to any third party liability claims where cover for such claims is provided by the policy (and then only in respect of discharge of any claims made against them); and

(ii)

in respect of any obligatory insurances for protection and indemnity risks, to any recoveries they are entitled to make by way of reimbursement following discharge of any third party liability claims made specifically against them, and every other named assured or co-assured has undertaken in writing to the Owners or their financiers in such form as they may require, that any deductible shall be apportioned between the Charterers and every other named assured or co-assured in proportion to the gross claims made by or paid to each of them and that they shall do all things necessary and provide all documents, evidence and information to enable the Owners and their financiers (if any) in accordance with the terms of the loss payable clause, to collect or recover any moneys which at any time become payable in respect of the obligatory insurances;

(b)	whenever the Owners or a financier of the Owners requires:

(i)

in respect of fire and other usual marine risks and war risks, name (or be amended to name) the same as additional named assured for their rights and interests, warranted no operational interest and with full waiver of rights of subrogation against such financiers, but without such financiers thereby being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(ii)

in relation to protection and indemnity risks, name (or be amended to name) the same as additional insured or co-assured for their rights and interests to the extent permissible under the relevant protection and indemnity club rules; and

(iii)

name the Owners’ financiers (as applicable) and the Owners (as applicable) as the first ranking loss payee and the second ranking loss payee respectively (and in the absence of any financiers, the Owners as first ranking loss payee) in accordance with the terms of the relevant loss payable clauses approved by the Owners’ financiers and the Owners (such approval not to be unreasonably withheld) with such directions for payment in accordance with the terms of such relevant loss payable clause, as the Owners and their financiers (if any) may specify;

(c)

provide that all payments by or on behalf of the insurers under the obligatory insurances to the Owners and/or their financiers (as applicable) shall be made without set-off, counterclaim or deductions or condition whatsoever;

(d)	provide that such obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Owners or their financiers (if any);

(e)	provide that the Owners and/or their financiers (if any) may make proof of loss if the Charterers fail to do so; and

(f)

provide that if any obligatory insurance is cancelled, or if any substantial change is made in the coverage which adversely affects the interest of the Owners, or if any obligatory insurance is allowed to lapse for non-payment of premium, such cancellation, change or lapse shall not be effective with respect to the Owners and/or their financiers (if any) for fourteen (14) days (or seven (7) days in the case of war risks), or such other period as may be agreed by the Owners and/or their financiers (if any), after receipt by the Owners and/or their financiers (if any) of prior written notice from the insurers of such cancellation, change or lapse.

38.3	The Charterers shall:

(a)

at least fourteen (14) days prior to Delivery (or such shorter period agreed by the parties), notify in writing the Owners (copied to their financiers (if any)) of the terms and conditions of all Insurances;

(b)

at least fourteen (14) days before the expiry of any obligatory insurance, notify the Owners (copied to their financiers (if any)) of the brokers (or other insurers) and any protection and indemnity or war risks association through or with whom the Charterers propose to renew that obligatory insurance and of the proposed terms of renewal and obtain the Owners’ approval (such approval not to be unreasonably withheld and in any event, having regard to the requirements on insurance cover referred to under this Charter);

(c)

at least seven (7) days before the expiry of any obligatory insurance, procure that such obligatory insurance is renewed or to be renewed on its expiry date in accordance with the provisions of this Charter;

(d)

procure that the approved brokers and/or the war risks and protection and indemnity associations with which such a renewal is effected shall promptly after the renewal or the effective date of the new insurance and protection and indemnity cover notify the Owners (copied to their financiers (if any)) in writing of the terms and conditions of the renewal; and

(e)

as soon as practicable after the expiry of any obligatory insurance, deliver to the Owners a letter of undertaking as required by this Charter in respect of such Insurances for the Vessel as renewed pursuant to this Clause 38.3 together with copies of the relevant policies or cover notes or entry certificates duly endorsed with the interest of the Owners and/or their financiers (if any).

38.4

The Charterers shall ensure that all insurance companies and/or underwriters, and/or (if any) insurance brokers provide the Owners with all copies of policies, cover notes and certificates of entry (or originals where so requested by the Owners following the occurrence of a Termination Event or Potential Termination Event) relating to the obligatory insurances which they are to effect or renew and of a letter or letters or undertaking in a form required by the Owners and/or their financiers (if any) (which the Charterers shall procure the relevant insurance companies, underwriters and/or insurance brokers to provide upon renewal or receipt of the insurance companies, underwriters and/or insurance brokers or an executed notice of assignment), and such letter or letters of undertaking shall include undertakings by the insurance companies and/or underwriters that:

(a)	they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment complying with the provisions of this Charter and the Financial Instruments;

(b)	they will hold the benefit of such policies and such insurances, to the order of the Owners and/or their financiers (if any) and/or such other party in accordance with the said loss payable clause;

(c)	they will advise the Owners and their financiers (if any) promptly of any material change to the terms of the obligatory insurances of which they are aware;

(d)

(i) they will indicate in the letters of undertaking that they will immediately notify the Owners and their financiers (if any) when any cancellation, charge or lapse of the relevant obligatory insurance occurs and (ii) following a written application from the Owners and/or their financiers (if any) not later than one (1) month before the expiry of the obligatory insurances they will notify the Owners and their financiers (if any) not less than fourteen (14) days before the expiry of the obligatory insurances, in the event of their not having received notice of renewal instructions from the Charterers and, in the event of their receiving instructions to renew, they will promptly notify the Owners and their financiers (if any) of the terms of the instructions; and

(e)

if any of the obligatory insurances form part of any fleet cover, the Charterers shall procure that the insurance broker(s), or leading insurer, as the case may be, undertakes to the Owners and their financiers (if any) that such insurance broker or insurer will not set off against any sum recoverable in respect of a claim relating to the Vessel under such obligatory insurances any premiums due in respect of any other vessel under any fleet cover of which the Vessel forms a part or any premium due for other insurances, they waive any lien on the policies, or any sums received under them, which they might have in respect of such premiums, and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts, and will arrange for a separate policy to be issued in respect of the Vessel forthwith upon being so requested by the Owners and/or their financiers (if any) and where practicable.

38.5	The Charterers shall ensure that any protection and indemnity and/or war risks associations in which the Vessel is entered provides the Owners and their financiers (if any) with:

(a)	a copy of the certificate of entry for the Vessel as soon as such certificate of entry is issued;

(b)	a letter or letters of undertaking in such form as may be required by the Owners and their financiers (if any) or in such association’s standard form; and

(c)	a copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to the Vessel.

38.6	The Charterers shall ensure that all policies relating to obligatory insurances are deposited with the approved brokers through which the insurances are effected or renewed.

38.7	The Charterers shall procure that all premiums or other sums payable in respect of the obligatory insurances are punctually paid and produce all relevant receipts when so required by the Owners.

38.8	The Charterers shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

38.9

The Charterers shall neither do nor omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable under an obligatory insurance repayable in whole or in part; and, in particular:

(a)

the Charterers shall procure that all necessary action is taken and all requirements are complied with which may from time to time be applicable to the obligatory insurances, and (without limiting the obligations contained in this Clause 38 (Insurance)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Owners have not given their prior approval (unless such exclusions or qualifications are made in accordance with the rules of a protection and indemnity association which is a member of the International Group of protection and indemnity associations) (such approval not to be unreasonably withheld);

(b)

the Charterers shall not make or permit any changes relating to the classification or classification society or manager or operator of the Vessel unless such changes have first been approved by the underwriters of the obligatory insurances or the Owners (such approval not to be unreasonably withheld, and subject always to the Owners receiving credit approval on such changes);

(c)

the Charterers shall procure that all quarterly or other voyage declarations which may be required by the protection and indemnity risks association in which the Vessel is entered to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation) are made and the Charterers shall promptly provide the Owners with copies of such declarations and a copy of the certificate of financial responsibility; and

(d)

the Charterers shall not employ the Vessel, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

38.10

The Charterers shall not make or agree to any material alteration to the terms of any obligatory insurance nor waive any right relating to any obligatory insurance which would or would potentially have an adverse effect on the rights of the Owners under the Leasing Documents, in each case without the prior written consent (such consent not to be unreasonably withheld) of the Owners and their financiers (if any), and for the purposes of this Clause 38.10, “material” alterations shall include, without limitation, any change to the identity of the beneficiaries under such insurances or scope of cover, reduction to the insured amount, limitation on the scope of the cover and any other amendment which would cause a breach under the terms of this Charter, any Approved Sub-charter or any other Leasing Document.

38.11

The Charterers shall not settle, compromise or abandon any claim under any obligatory insurance for a Total Loss or for a Major Casualty, and shall do all things necessary and provide all documents, evidence and information to enable the Owners to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.

38.12	The Charterers shall provide the Owners, promptly upon the Owners’ written request, copies of:

(a)	all communications between the Charterers and:

(i)	the approved brokers; and

(ii)	the approved protection and indemnity and/or war risks associations; and

(iii)	the approved international insurers and/or underwriters, which relate directly or indirectly to:

(A)	the Charterers’ obligations relating to the obligatory insurances including, without limitation, all requisite declarations and payments of additional premiums or calls; and

(B)

any credit arrangements made between the Charterers and any of the persons referred to in paragraphs (i) or (ii) relating wholly or partly to the effecting or maintenance of the obligatory insurances; and

(b)	any communication with all parties involved in case of a claim under any of the Vessel’s insurances.

38.13	The Charterers shall promptly provide the Owners (or any persons which they may designate) with any information which the Owners or their financiers (if any) may request for the purpose of:

(a)	obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b)	effecting, maintaining or renewing any such insurances as are referred to in Clause 13(a) or this Clause 38 (Insurance) or dealing with or considering any matters relating to any such insurances.

38.14

If one or more of the obligatory insurances are not effected and maintained with first class international insurers or are effected with an insurance or captive subsidiary of the Owners or the Charterers, then the Charterers shall procure, at their own expense, that the relevant insurers maintain in full force and effect facultative reinsurances with reinsurers and through brokers, in each case, of recognised standing and acceptable in all respects to the Owners and their financiers (if any). Any reinsurance policy shall include, if and when permitted by law, a cut-through clause in a form acceptable to the Owners. The Charterers shall procure that underwriters of the primary insurances assign each reinsurance to the relevant financiers in full, if required.

38.15

The Charterers shall upon demand fully indemnify the Owners in respect of all premiums and other expenses which are incurred by (i) the Owners (in their absolute discretion) in connection with or with a view to effecting, maintaining or renewing any lessor / innocent owners’ interest insurance, lessor / innocent owners’ additional perils (pollution) insurance, mortgagee’s interest insurance and a mortgagee’s additional perils (pollution) insurance that may be taken out in respect of the Vessel and/or (ii) the financier(s) of the Owners (if any) (in their absolute discretion) in connection with or with a view to effecting, maintaining or renewing a mortgagee’s interest insurance and a mortgagee’s additional perils (pollution) insurance that may be taken out in respect of the Vessel, in each case, on such terms, through such insurers and generally in such manner as the Owners may from time to time consider appropriate, and the amount of the cover under the insurances referred to this Clause 38.15 shall be equal to at least equal to the higher of (i) 120% of the then prevailing Outstanding Principal Balance and (ii) the prevailing Market Value.

38.16	The Charterers shall be solely responsible for and indemnify the Owners in respect of all loss or damage to the Vessel (insofar as the Owners shall not be reimbursed by the proceeds of any insurance in respect thereof) however caused occurring at any time or times before physical possession thereof is retaken by the Owners, reasonable wear and tear to the Vessel only excepted.

38.17	The Charterers shall:

(a)	reimburse the Owners any expenses incurred by the Owners in obtaining the reports described in Clause 38.13; and

(b)	procure that there is delivered to the brokers, insurers, underwriters, associations described in Clause 38.1(e) such information in relation to the Insurances as they may require.

38.18

The Charterers shall keep the Vessel insured at their expense against such other risks which the Owners consider reasonable for a prudent shipowner or operator to insure against at the relevant time (as notified by the Owners) and which are, at that time, generally insured against by owners or operators of vessels similar to the Vessel.

38.19

The Charterers shall, in the event that an Approved Manager makes a claim under any obligatory insurances taken out in connection with this Clause 38 (Insurance) but is unable to or otherwise fails to pay in full any deductible in connection with such claim (in an amount as apportioned between the Charterers and every other assured in proportion to the gross claims made by or paid to each of them), pay such shortfall in deductible payable on behalf of that Approved Manager.

Clause 39 – WARRANTIES RELATING TO VESSEL

39.1

It is expressly agreed and acknowledged that the Owners are not the manufacturer or original supplier of the Vessel which has been purchased by the Owners from the Charterers as sellers pursuant to the MOA for the purpose of then chartering the Vessel to the Charterers hereunder and that no condition, term, warranty or representation of any kind is or has been given to the Charterers by or on behalf of the Owners in respect of the Vessel (or any part thereof).

39.2

All conditions, terms or warranties express or implied by the law relating to the specifications, quality, description, merchantability or fitness for any purpose of the Vessel (or any part thereof) or otherwise are hereby expressly excluded.

39.3

The Charterers agree and acknowledge that the Owners shall not be liable for any claim, loss, damage, expense or other liability of any kind or nature caused directly or indirectly by the Vessel or by any inadequacy thereof or the use or performance thereof or any repairs thereto or servicing thereof and the Charterers shall not by reason thereof be released from any liability to pay any Charterhire, the Upfront Charterhire or other payment due under this Charter or the other Leasing Documents.

Clause 40 – TERMINATION, REDELIVERY AND TOTAL LOSS

40.1

If the Termination Purchase Price becomes payable in accordance with Clause 44.2, the same shall be payable in consideration of the purchase and transfer of the legal and beneficial title of the Vessel pursuant to Clause 40.4 and it is hereby agreed by the parties hereto that payment of the Termination Purchase Price is proportionate as to amount, having regard to the legitimate interest of the Owners, in protecting against the Owners’ risk of the Charterers failing to perform their obligations under this Charter.

40.2

Upon the full and irrevocable receipt by the Owners of the Termination Purchase Price pursuant to Clause 40.1 in full on the Termination Date, this Charter shall terminate and the title in the Vessel shall be transferred to the Charterers on the Termination Date pursuant to Clause 40.4.

40.3

(a)	If the Charterers fail to make full payment of the Termination Purchase Price on the Termination Date:

(i)	Clauses 36.12 and 36.13 shall apply;

(ii)

the Charterers’ right to possess and operate the Vessel shall cease on a date that the Owners advise the Charterers of and (without in any way affecting the Charterers’ obligation to pay the Termination Purchase Price and Charterhire hereunder and any other moneys under this Charter) the Charterers shall, upon the Owners’ request (at Owners’ sole discretion), be obliged to immediately (and at the Charterers’ own cost) redeliver the Vessel to the Owners on such date as the Owners may require at such ready and safe port as the Owners may require.

(b)

Without prejudice to any rights which the Owners may have in the capacity as owner of the Vessel, the Owners shall concurrently with their right to require redelivery of the Vessel pursuant to Clause 40.3(a)(ii) or Clause 44.2(b), be entitled (but not obliged) to sell the Vessel on terms they deem fit and/or to otherwise operate the Vessel on such terms as they may require and may create whatsoever interests thereon, including without limitation, charterparties or any other form of employment contracts and shall apply all such proceeds and earnings (after deducting all fees, taxes, disbursements and any other costs and expenses incurred by the Owners) towards satisfying the Termination Purchase Price.

(c)

Following any sale of the Vessel by the Owners to a third party following the Charterers’ failure to pay the Termination Purchase Price, the Net Sale Proceeds shall be applied towards satisfying amounts owing under the Charter and the Other Charters in accordance with the provisions of the Trust Deed and any excess shall thereafter be paid to the Charterers but if there is a shortfall, the Charterers shall be obliged to pay such shortfall within ten (10) days of the Owners’ demand. The Owners and the Charterers hereby agree that unless the Owners have not have exercised reasonable care to obtain the best price reasonably obtainable for the Vessel at the time it is sold in the relevant jurisdiction, the Charterers shall not have any claim or recourse against the Owners in relation to their power of sale.

40.4

Immediately upon receipt by the Owners of irrevocable payment of the Termination Purchase Price in full pursuant to the terms of this Charter, the Owners shall (save in the event of Total Loss or where ownership has already been or agreed to be transferred pursuant to Clause 40.3) transfer the legal and beneficial ownership of the Vessel on an “as is where is” basis (and, for the avoidance of doubt but without prejudice to Clause 50.1(b)), and otherwise in accordance with the terms and conditions set out at Clause 50.1(a) and (b)), to the Charterers (or their nominee) and shall (at the cost of the Charterers) execute a bill of sale and a protocol of delivery and acceptance evidencing the same and the Vessel shall be deemed to have been delivered to the Charterers (or their nominee) on the date and time set out in such protocol of delivery and acceptance (and to the extent required for such purposes, the Vessel shall be deemed first to have been redelivered to the Owners).

40.5

The Charterers hereby undertake to indemnify the Owners against any claims incurred in relation to the Vessel as a result of the Charterers’ action or performance prior to such transfer of ownership. Any taxes, notarial, consular and other costs, charges and expenses connected with closing of the Owners’ register shall be for the Charterers’ account.

40.6

If the Charterers are required to redeliver the Vessel to the Owners pursuant to Clause 40.3(a)(ii) or following a direction of the Owners under Clause 44.2(b) or the Vessel is not purchased by the Charterers at the end of the Charter Period pursuant to Clause 49 (Expiry Purchase Obligation), the Charterers shall ensure that the Vessel shall, at the time of redelivery to the Owners (at the Charterers’ cost and expense including any dry-docking expenses):

(a)	be in compliance with its Insurances;

(b)

be in an equivalent classification as she was as at the Delivery Date without any recommendation or condition, and with valid, un-extended certificates for not less than six (6) months and free of average damage affecting the Vessel’s classification and in the same or as good structure, state, condition and classification as that in which she was deemed on the Delivery Date, fair wear and tear not affecting the Vessel’s classification excepted;

(c)

have passed her 5-year and, if applicable, 10-year special surveys, and any subsequent intermediate surveys without any condition or outstanding issue and to the satisfaction of the Classification Society and with all the Vessel’s classification, trading, national and international certificates that the Vessel had when she was delivered under this Charter and the log book and whatsoever necessary relating to the operation of the Vessel, valid and un-extended without conditions or recommendation falling due;

(d)	have her survey cycles up to date and trading and classification certificate valid for at least six (6) months;

(e)

be redelivered to the Owners together with all spare parts and spare equipment as were on board at the time of Delivery (but only to the extent they have not already been used in the operation of the Vessel), and any such spare parts and spare equipment on board at the time of re-delivery shall be taken over by the Owners free of charge;

(f)	be free of any Security Interest (save for the Security Interests granted pursuant to the Financial Instruments) and free of any cargo;

(g)

be redelivered to the Owners together with all material information generated during the Charter Period in respect of the use, possession, operation, navigation, utilization of lubricating oil and the physical condition of the Vessel, whether or not such information is contained in the Charterers’ equipment, computer or property;

(h)	be free of any charter (unless the Owners wish to retain the continuance of any then existing charter);

(i)	be free of officers and crew (unless otherwise agreed by the Owners); and

(j)	shall have had her underwater parts treated with ample anti-fouling to last for the ensuing period up to the next scheduled dry docking of the Vessel.

40.7

The Owners shall, at the time of the redelivery of the Vessel, take over all bunkers, lubricating oil, unbroached provisions, paints, ropes and other consumable stores in the Vessel at no cost to the Owners.

40.8

At the expiration of the Charter Period the Vessel shall be redelivered by the Charterers to the Owners at a safe and ice free port in China or Europe (or other port or place (including without limitation, at sea) the parties may agree in writing). The Charterers shall give the Owners not less than thirty (30) running days’ preliminary notice of expected date and port of redelivery and not less than fourteen (14) running days’ definite notice of expected date and port of redelivery.

40.9	If the Vessel, for any reason, becomes a Total Loss after Delivery, the Charterers shall pay the Termination Purchase Price to the Owners on the earlier of:

(a)	the date falling one hundred and twenty (120) days after such Total Loss has occurred; and

(b)	the date of receipt by the Owners and/or their financiers (if any), in accordance with the terms of the relevant loss payable clause, of the proceeds of insurance relating to such Total Loss,

provided that it is hereby agreed that any insurance proceeds in respect of the Vessel received by the Owners and/or their financiers (if any) shall be applied in or towards discharging the Charterers’ obligation to pay the Termination Purchase Price and any interest accrued thereon (and such application shall be deemed satisfaction of the Charterers’ obligation to pay the Termination Purchase Price to the extent so satisfied) and in the event that the insurance proceeds received from the insurers exceed the Termination Purchase Price due (and any interest accrued thereon), the excess shall be firstly paid towards satisfying any amounts outstanding and owing by the Charterers or any of their Affiliates under any Other Charter and thereafter paid to the Charterers.

For the avoidance of doubt, in the event that the Vessel becomes a Total Loss:

(i)

payment of the Charterhire and all other sums payable under the Leasing Documents during such period shall continue to be made by the Charterers in accordance with the terms thereof unless and until the Owners receive in full the Termination Purchase Price;

(ii)

should insurance proceeds be received by the Owners from the insurers, the Charterers’ obligations to pay the Termination Purchase Price shall be accordingly reduced by an amount corresponding to such insurance proceeds but in the event that such insurance proceeds are less than the amount of the Termination Purchase Price together with any interest accrued thereon, the Charterers remain obliged to pay to the Owners the balance so that the full amount of the Termination Purchase Price due together with any interest accrued thereon is received by the Owners; and

(iii)

the obligation of the Charterers to pay the Termination Purchase Price shall remain unaffected and exist regardless of whether any of the insurers have agreed or refused to meet or have disputed in good faith, the claim for Total Loss.

40.10	The Owners shall have no obligation to supply to the Charterers with a replacement vessel following the occurrence of a Total Loss.

Clause 41 – FEES AND EXPENSES

41.1

In consideration of the Owners entering into this Charter, the Charterers shall pay, (subject to Clause 41.2) without set-off, deduction or counterclaim, to the Owners or their nominee a non-refundable upfront fee equal to zero point eight zero per cent. (0.80%) of the difference between the Purchase Price and the Upfront Charterhire (the “Upfront Fee”) on or before the earlier of:

(a)	the Delivery Date; and

(b)	if this Charter is terminated pursuant to Clause 33.1, immediately upon the Owners’ demand.

41.2

If the Upfront Fee shall be paid on the Delivery Date, the Charterers shall have the option (which may be exercisable by notifying the Owners in writing at least five (5) Business Days (or such shorter period acceptable to the Owners) prior to the date of the Payment Notice issued by the Charterers (in their capacity as sellers) under the MOA, of their intention to so exercise the same) of setting off, on the Delivery Date, their obligation to pay the Upfront Fee against the Owners’ obligation to pay such portion of the Purchase Price in an amount equal to the Upfront Fee, payable by the Owners (in their capacity as buyers) to the Charterers (in their capacity as sellers) under the MOA and if such option is exercised by the Charterers, the Charterers shall be deemed to have paid the Upfront Fee to the Owners on the Delivery Date by virtue of the Owners setting off an amount equal to the Upfront Fee from the Purchase Price payable by the Owners under the MOA against the Charterers’ obligation to pay the Upfront Fee under this Charter.

41.3	Without prejudice to any other rights of the Owners under this Charter, the Charterers shall promptly pay to the Owners on written demand on a full indemnity basis:

(a)

all costs, charges and expenses incurred by the Owners in collecting any Charterhire, the Upfront Charterhire or other payments not paid on the due date under this Charter, in remedying any other failure of the Charterers to observe the terms and conditions of this Charter and in enforcing the Owners’ rights under any Leasing Document; and

(b)

all costs and expenses (including, but not limited to, legal costs) reasonably incurred by the Owners in the negotiation and execution of all documentation in relation to this Charter and the other Leasing Documents including, but not limited to, all costs incurred by the Owners and all legal costs, expenses and other disbursements incurred by the Owners’ legal counsels in connection with the same.

Clause 42 – NO WAIVER OF RIGHTS

42.1

No neglect, delay, act, omission or indulgence on the part of either party in enforcing the terms and conditions of this Charter shall prejudice the strict rights of that party or be construed as a waiver thereof nor shall any single or partial exercise of any right of either party preclude any other or further exercise thereof.

42.2	No right or remedy conferred upon either party by this Charter shall be exclusive of any other right or remedy provided for herein or by law and all such rights and remedies shall be cumulative.

Clause 43 – NOTICES

43.1

Any notice, certificate, demand or other communication to be served, given made or sent under or in relation to this Charter shall be in English and in writing and (without prejudice to any other valid method or giving making or sending the same) shall be deemed sufficiently given or made or sent if sent by registered post, fax or by email to the following respective addresses:

(a) to the Owners:

c/o BANK OF COMMUNICATIONS FINANCIAL LEASING CO., LTD.

Room 03-04,

27/F, 333 Lujiazui Ring Road,

Pudong New Area,

Shanghai 200120,

The People’s Republic of China

Attention:            FAN Linna / WANG Changzhen

Email:                 fan.ln@bocommleasing.com /

                           wang.changzhen@bocommleasing.com

(a)	((b) to the Charterers:	c/o NAVIOS CONTAINERS MANAGEMENT INC. 85 Akti Miaouli, 18535, Piraeus, Greece Attention: Vasiliki Papaefthymiou Email: vpapaefthymiou@navios.com / legal_corp@navios.com Fax: +30 210 41 72 070 or, if a party hereto changes its address or fax number, to such other address or fax number as that party may notify to the other.

Clause 44 – TERMINATION EVENTS

44.1	The Owners and the Charterers hereby agree that any of the following events shall constitute a Termination Event:

(a)	any of the Relevant Persons fail to make any payment:

(i)	on its due date, in respect of any Charterhire; or

(ii)	within five (5) days of its due date, in respect of any other amount payable,

in each case, under this Charter or any other Leasing Document to which they are a party; or

(b)

the Charterers breach or omit to observe or perform any of their undertakings in Clauses 46.1 (f), (m), (n), (o), (p), (q) or (u) or the Guarantor breaches or omits to observe or perform its financial covenants contained in clause 12.21 (financial covenants) of the Guarantee; or

(c)

the Charterers fail to obtain and/or maintain the Insurances required under Clause 38 (Insurance) in accordance with the provisions thereof or any insurer in respect of such Insurances cancels the Insurances or disclaims liability with respect thereto; or

(d)

any of the Relevant Persons commits any other breach of, or omits to observe or perform, any of their other obligations or undertakings in this Charter or any Leasing Document (other than a breach referred to in paragraph (a) or (b) above) unless such breach or omission is, in the reasonable opinion of the Owners, remediable and such Relevant Person remedies such breach or omission to the satisfaction of the Owners within fourteen (14) Business Days (or in the case of Clause 46.1(l), ten (10) Business Days) of the earlier of (i) notice thereof from the Owner or (ii) upon such Relevant Person becoming aware of the same; or

(e)	any representation or warranty made by any Relevant Person in or pursuant to any Leasing Document proves to be untrue or misleading in any material way when made; or

(f)

at any time after any representation or warranty in connection with a Non-subsidiary Manager or made by a Non-subsidiary Manager in or pursuant to any Leasing Document proves to be untrue or misleading in any material way when made and the Charterers fail to comply with the request of the Owners to change or appoint a new manager for the Vessel within the prescribed timeline; or

(g)	any of the following occurs in relation to any Financial Indebtedness of a Relevant Person:

(i)	any Financial Indebtedness of such Relevant Person is not paid when due or, if so payable, on demand after any applicable grace period has expired; or

(ii)

any Financial Indebtedness of such Relevant Person becomes due and payable, or capable of being declared due and payable, prior to its stated maturity date as a consequence of any event of default and not as a consequence of the exercise of any voluntary right of prepayment; or

(iii)

a lease, hire purchase agreement or charter creating any Financial Indebtedness of such Relevant Person is terminated by the lessor or owner as a consequence of any termination event or event of default (howsoever defined); or

(iv)

any overdraft, loan, note issuance, acceptance credit, letter of credit, guarantee, foreign exchange or other facility, or any swap or other derivative contract or transaction, relating to any Financial Indebtedness of such Relevant Person ceases to be available or becomes capable of being terminated or declared due and payable or cash cover is required or becomes capable of being required, as a result of any termination event or event of default (howsoever defined), provided that no Termination Event will occur under this Clause 44.1(g) in respect of such Relevant Person if (1) the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness for such Relevant Person falling within paragraphs (i) to (iv) above is less than (A) in the case of such Relevant Person (other than the Charterers or the Guarantor), US$1,000,000 (or its equivalent in any other currency) in aggregate and (B) in the case of the Guarantor, less than US$15,000,000 (or its equivalent in any other currency) in aggregate and (2) such event has, in the opinion of the Owners, arisen solely and directly from a claim which is frivolous or vexatious and such claim is discharged, stayed or dismissed within fourteen (14) days of commencement; or

(h)	any of the following occurs in relation to a Relevant Person:

(i)	such Relevant Person becomes, in the reasonable opinion of the Owners, unable to pay their debts as they fall due; or

(ii)	the value of the assets of such Relevant Person is less than their liabilities; or

(iii)

(1) any assets of the Charterers, (2) any assets of the Guarantor exceeding the value of US$15,000,000 (or its equivalent in any other currency) in aggregate or (3) any assets of any other Relevant Person exceeding US$1,000,000 (or its equivalent in any other currency) in aggregate are subject to any form of execution, attachment, arrest, sequestration or distress which is not discharged within thirty (30) days (or such longer period agreed by the Owners); or

(iv)

any administrative or other receiver is appointed over all or a substantial part of the assets of such Relevant Person unless as part of a solvent reorganisation which has been approved by the Owners; or

(v)

such Relevant Person makes any formal declaration of bankruptcy or any formal statement to the effect that they are insolvent or likely to become insolvent, or a winding up or administration order is made in relation to such Relevant Person, or the members, partners or directors of such Relevant Person pass a resolution to the effect that they should be wound up, placed in administration or cease to carry on business; or

(vi)

a petition is presented or any other step is taken in any Relevant Jurisdiction for the dissolution, winding up or administration, or the appointment of a provisional liquidator, of such Relevant Person unless the petition is being contested in good faith and on substantial grounds and is dismissed or withdrawn within twenty-one (21) days of the presentation of the petition; or

(vii)

such Relevant Person petitions a court, or presents any proposal for, any form of judicial or non-judicial suspension or deferral of payments, reorganisation of their debt (or certain of their debt) or arrangement with all or a substantial proportion (by number or value) of their creditors or of any class of them or any such suspension or deferral of payments, reorganisation or arrangement is effected by court order, contract or otherwise; or

(viii)

any meeting of the partners, members or directors of such Relevant Person is summoned for the purpose of considering a resolution or proposal or resolving or proposing to authorise or take any action of a type described in paragraphs (iv) to (vii); or

(ix)

in a country or a territory other than England and Wales, any event occurs or any procedure is commenced which, in the opinion of the Owners, is similar to any of the foregoing referred to in (ii) to (vii) above inclusive; or

(x)	any expropriation, attachment, sequestration, distress or execution (or any analogous process in any jurisdiction) affects any asset or assets of such Relevant Person; or

(i)	a Relevant Person suspends or ceases (or threatens to suspend or cease) carrying on all or a material part of its business; or

(j)

any consent, approval, authorisation, license or permit necessary to enable any Relevant Person to operate or charter the Vessel to enable them to comply with any provision of any Leasing Document or to ensure that the obligations of such Relevant Person are legal, valid, binding or enforceable is not granted, expires without being renewed, is revoked or becomes liable to revocation or any condition of such a consent, approval, authorisation, license or permit is not fulfilled; or

(k)	any event or circumstance occurs which has or is likely to have a Material Adverse Effect; or

(l)	the Vessel is subject to any form of execution, attachment, arrest, sequestration or distress which is not discharged within thirty (30) days (or such longer period as the Owners may agree); or

(m)

this Charter or any Leasing Document or any Security Interest created by a Leasing Document is cancelled, terminated, rescinded or suspended or otherwise ceases to remain in full force and effect for any reason or no longer constitutes valid, binding and enforceable obligations of any party to that document for any reason whatsoever; or

(n)	any Relevant Person rescinds or purports to rescind or repudiates or purports to repudiate a Leasing Document; or

(o)	it is or has become:

(i)

unlawful or prohibited, whether as a result of the introduction of a new law, an amendment to an existing law or a change in the manner in which an existing law is or will be interpreted or applied; or

(ii)	contrary to, or inconsistent with, any regulation,

for any Relevant Person to maintain or give effect to any of its obligations under this Charter or any of the other Leasing Documents to which it is a party in the manner it is contemplated under such Leasing Document or any of the obligations of such Relevant Person under any Leasing Document to which it is a party are not or cease to be legal, valid, binding and enforceable; or

(p)	the Security Interest constituted by any Security Document is in any way imperilled or in jeopardy; or

(q)	the Vessel is not delivered latest by the Cancelling Date; or

(r)

there is a merger, amalgamation, demerger, consolidation or corporation reconstruction of a Relevant Person (other than where, in the case of the Guarantor, the Guarantor remains the surviving legal entity following the occurrence of such event) or a change of control or legal or beneficial ownership of the Charterers from that set out in Clause 45.1(a) and (b) without the Owners’ prior written consent; or

(s)	there is a change in control of the Guarantor from that set out in Clause 45.1(c) without the Owners’ prior written consent; or

(t)

save with the prior written consent of the Owners, the Guarantor is de-listed from the New York Stock Exchange or the trading of its units on the New York Stock Exchange is suspended for any reason for a period of exceeding twenty (20) consecutive days; or

(u)	any Termination Event (as defined in any Other Charter) occurs under such Other Charter.

44.2

At any time after the occurrence of a Termination Event which is continuing, the Owners may in their absolute discretion issue a written notice to the Charterers advising the Charterers of the Owners’ intention to terminate this Charter on the date specified in such notice (the “Termination Date”) and requiring the Charterers to pay to the Owners the Termination Purchase Price on the Termination Date, whereupon the Charterers shall be obliged to pay the Termination Purchase Price on such date; and it is hereby agreed that:

(a)

the Charterers shall be obliged to continue to pay Charterhire up to and including the date that the Termination Purchase Price is fully and irrevocably paid to the Owners (which shall be the Termination Date if the Termination Purchase Price is punctually paid in accordance with this Clause) or, as the case may be, (without prejudice to the Owners’ right to continue to request for the payment of the Termination Purchase Price) the date that the Vessel is re-delivered by the Charterers to the Owners under this Clause; and

(b)	if the Charterers fail to pay the Termination Purchase Price on the Termination Date, then sub-paragraphs (a)(i), (a)(ii) and (b) of Clauses 40.3 shall apply,

and further the Owners (or their agents and representatives) may, to the extent permitted by applicable law and without prejudice to any of the obligations of the Charterers hereunder, take possession of the Vessel and for this purpose, the Owners (or their agents and representatives) may enter any premises belonging to or in the occupation or under the control of the Charterers, the Guarantor or any of its Affiliates, to board the Vessel and cause the Vessel to be redelivered to the Owners by any lawful means.

44.3

For the avoidance of doubt, notwithstanding any action taken by the Owners following a Termination Event, the Charterers shall remain liable for the outstanding obligations on their part to be performed under this Charter.

44.4

Without limiting the generality of the foregoing or any other rights of the Owners, upon the occurrence of a Termination Event which is continuing, the Owners shall have the sole and exclusive right and power to (i) settle, compromise, compound, adjust or defend any actions, suits or proceedings relating to or pertaining to the Vessel and this Charter, (ii) make proof of loss, appear in and prosecute any action arising from any policy or policies of insurance maintained pursuant to this Charter, and settle, adjust or compromise any claims for loss, damage or destruction under, or take any other action in respect of, any such policy or policies and (iii) change or appoint a new manager for the Vessel other than an Approved Manager and the appointment of that Approved Manager may be terminated immediately without any recourse to the Owners.

44.5

Each Termination Event shall be either a breach of condition by the Charterers where it involves a breach of this Charter by the Charterers or shall otherwise be an agreed terminating event, the occurrence and continuation of which gives rise to a right of the Owners to terminate the leasing of the Vessel under this Charter in accordance with this Clause and to exercise their rights under this Charter.

Clause 45 – REPRESENTATIONS AND WARRANTIES

45.1	The Charterers represent and warrant to the Owners as of the date of this Charter and on each day thereafter until the last day of the Charter Period, as follows:

(a)	the Charterers are directly and wholly legally owned by the Shareholder and the Shareholder is indirectly and wholly legally owned by the Guarantor;

(b)	the Charterers are wholly beneficially owned by the Guarantor;

(c)

(i)

Mrs Angeliki Frangou either directly or indirectly (through entities owned and controlled by her or trusts or foundations of which she is the beneficiary) and/or Navios Maritime Partners L.P. and/or Navios Maritime Holdings Inc. and/or its Affiliates is the ultimate beneficial owner of, or has ultimate control of the voting rights attaching to, at least 5 per cent. of all the issued units in the Guarantor;

(ii)

Mrs Angeliki Frangou, either directly or indirectly (through entities owned and controlled by her or trusts or foundations of which she is the beneficiary), is the ultimate beneficial owner of Olympos Maritime Ltd; and

(iii)	Olympos Maritime Ltd. is the only general partner of the Guarantor;

(d)	each of the Relevant Persons is duly incorporated or formed, validly existing and (where relevant) good standing under the laws of its jurisdiction of its incorporation or formation;

(e)

each of the Relevant Persons has the corporate or limited partnership capacity, and has taken all corporate or limited partnership actions, and each of the Relevant Persons has obtained all consents, approvals, authorisations, licenses or permits necessary, in each case for it:

(i)	to execute each of the Leasing Documents to which it is a party; and

(ii)	to comply with and perform its obligations under each of the Leasing Documents to which it is a party;

(f)

all consents, approvals, authorisations, licenses or permits referred to in Clause 45.1(e) required or desirable to (i) enable each Relevant Person lawfully to enter into, exercise their rights and comply with its obligations in the Leasing Documents to which such Relevant Person is a party to and (ii) to make the Leasing Documents to which such Relevant Person is a party admissible in evidence in such Relevant Person’s Relevant Jurisdictions, have been obtained or effected and are in full force and effect;

(g)	all the consents, approvals, authorisations, licenses or permits referred to in Clause 45.1(e) remain in force and nothing has occurred which makes any of them liable to revocation;

(h)

each of the Leasing Documents to which a Relevant Person is a party constitutes such Relevant Person’s legal, valid and binding obligations enforceable against such party in accordance with its respective terms and any relevant insolvency laws affecting creditors’ rights generally;

(i)

save for the Existing Security (which shall be discharged prior to Delivery), no third party has any Security Interest, other than the Permitted Security Interests, or any other interest, right or claim over, in or in relation to the Vessel, any assets owned by the Charterers or any moneys payable to the Charterers, this Charter or any moneys payable hereunder and/or any of the other Leasing Documents;

(j)

all payments which a Relevant Person is liable to make under any Leasing Document to which such Relevant Person is a party may be made by such party without deduction or withholding for or on account of any tax payable under the laws of its jurisdiction of incorporation or formation;

(k)

no legal or administrative action involving a Relevant Person (including without limitation, in relation to any Environmental Claim) has been commenced or taken, which if adversely determined, would have or which is likely to have a Material Adverse Effect;

(l)

each of the Relevant Persons has paid all taxes applicable to, or imposed on or in relation to it, its business or if applicable, the Vessel, except for those being contested in good faith and for which adequate reserves have been made;

(m)

the choice of governing law as stated in each Leasing Document to which a Relevant Person is a party and the agreement by such party to refer disputes to the relevant courts or tribunals as stated in such Leasing Document are valid and binding against such Relevant Person;

(n)

no Relevant Person nor any of their assets are entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding (which shall include, without limitation, suit, attachment prior to judgment, execution or other enforcement);

(o)

the obligations of each Relevant Person under each Leasing Document to which it is a party, are the direct, general and unconditional obligations of such Relevant Person and, rank at least pari passu with all other present and future unsecured and unsubordinated creditors of such Relevant Person save for any obligation which is mandatorily preferred by law and not by virtue of any contract;

(p)	each Leasing Document creates (or, once entered into, will create) the Security Interest which it is expressed to create with the ranking and priority it is expressed to have;

(q)	no Relevant Person is a US Tax Obligor, and no Relevant Person has established a place of business in the United Kingdom or the United States of America;

(r)

no Relevant Person nor any of their respective directors, officers, employees or agents is a Restricted Person and to the best of the Charterers’ knowledge and belief (having made all due and careful enquiry), none of the Approved Sub-charterer, any Non-subsidiary Manager or any of their respective directors, officers, employees or agents is a Restricted Person;

(s)

each Relevant Person, a Non-subsidiary Manager and their respective directors, officers, employees and agents, and to the best of the Charterers’ knowledge and belief (having made all due and careful enquiry), the Approved Sub-charterer and its directors, officers, employees and agents, is in compliance with all Sanctions laws;

(t)

each Relevant Person, a Non-subsidiary Manager and their respective directors, officers, employees and agents, and to the best of the Charterers’ knowledge and belief (having made all due and careful enquiry), the Approved Sub-charterer and its directors, officers, employees and agents have not (i) been or are currently being investigated on compliance with Sanctions, (ii) received notice or are aware of any claim, action, suit or proceeding against any of them with respect to Sanctions and (iii) taken any action to evade the application of Sanctions;

(u)

the Vessel is not employed, operated or managed in any manner which (i) is contrary to any Sanctions and in particular, the Vessel is not used by or to benefit any party which is a target of Sanctions or trade to any area or country where trading the Vessel to such area or country would constitute a breach of any Sanctions or published boycotts imposed by any of the United Nations, the European Union, the United States of America, the United Kingdom or the People’s Republic of China; or (ii) would trigger the operation of any sanctions limitation or exclusion clause in any insurance documentation;

(v)

each Relevant Person and to the best of the Charterers’ knowledge and belief (having made all due and careful enquiry) the Approved Sub-charterer, is not in breach of any laws or regulations relating to the Vessel and its ownership, employment, operation, management and registration, including the ISM Code, the ISPS Code, all Environmental Laws, the laws of the Vessel’s registry and in particular, all Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and/or Business Ethics Laws and each of the Relevant Persons has instituted and maintained systems, controls, policies and procedures designed to:

(i)	prevent and detect incidences of bribery and corruption, money laundering and terrorism financing; and

(ii)	promote and achieve compliance with Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and Business Ethics Laws;

(w)

no Relevant Person nor any of their assets, in each case, has any right to immunity from set off, legal proceedings, attachment prior to judgment or other attachment or execution of judgment on the grounds of sovereign immunity or otherwise;

(x)

no Relevant Persons or Non-subsidiary Manager is insolvent or in liquidation or administration or subject to any other formal or informal insolvency procedure, and no receiver, administrative receiver, administrator, liquidator, trustee or analogous officer has been appointed in respect of the Relevant Persons, a Non-Subsidiary Manager or all or material part of their assets;

(y)	that in respect of any Approved Sub-charter:

(i)	the copy of such Approved Sub-charter provided to the Owners is a true and complete copy; and

(ii)

in the case of an Approved Sub-charter being a bareboat charter, the relevant Approved Sub-charterer is fully aware of the content of and the transactions contemplated under this Charter and consents to the same;

(z)	no Termination Event or Potential Termination Event has occurred or might reasonably be expected to result from the entry into and performance of this Charter or any other Leasing Document;

(aa)

as at the date of this Charter, the Charterers have not entered into any other investments, any sale or leaseback agreements, any off-balance sheet transaction or incur any other liability or obligation (including without limitation, any Financial Indebtedness of any obligations under a guarantee) except:

(i)	liabilities and obligations under the Leasing Documents to which they are or, as the case may be, will be a party;

(ii)	liabilities or obligations reasonably incurred in the normal course of its business of trading, operating and chartering, maintaining and repairing the Vessel; or

(iii)	liabilities and obligations under the Existing Bareboat Charter or any transactions or arrangements contemplated thereunder,

and as from the Delivery Date, all Financial Indebtedness under the Existing Bareboat Charter has been fully repaid and satisfied by the Charterers and that the Charterers, the Shareholder and the relevant Approved Manager have no liabilities or obligations to the Existing Owners or any other party under the Existing Bareboat Charter or any transactions or arrangements contemplated thereunder;

(bb)	apart from the listing of the units of the Guarantor on the New York Stock Exchange, none of the shares of a Relevant Person are listed on any stock exchange for listed shares/units;

(cc)

any factual information provided by the Charterers (or on their behalf) to the Owners was true and accurate in all material respects as at the date it was provided or as the date at which such information was stated; and

(dd)	the entry by each Relevant Person into any Leasing Document does not in any way cause any breach, and is in all respects permitted, under the terms of any document which it is entered into.

Clause 46 – CHARTERERS’ UNDERTAKINGS

46.1	The Charterers undertake that they shall comply or procure compliance with the following undertakings commencing from the date of this Charter and up to the last day of the Charter Period:

(a)	there shall be sent to the Owners:

(i)

as soon as possible, but in no event later than ninety (90) days after the end of each financial half-year, the consolidated unaudited semi-annual accounts of the Guarantor certified as to their correctness by the chief financial officer or a duly authorised officer of the Guarantor; and

(ii)

as soon as possible, but in no event later than one hundred and eighty (180) days after the end of each financial year of the Guarantor, the audited consolidated annual financial reports of the Guarantor;

(b)

they will provide to the Owners, promptly at the Owners’ request, copies of all notices and minutes relating to any of their shareholders’ meetings and copies of their shareholders’ written resolutions which are despatched to the Charterers’ or the Guarantor’s respective shareholders or partners or any class of them save that publicly disclosed notices, minutes and written resolutions not concerning the Vessel or the Leasing Documents need not be provided to the Owners under this Clause;

(c)

they will provide to the Owners, promptly at the Owners’ requests, copies of all notices, notices of meetings and written resolutions which are despatched to the Charterers’ or Guarantor’s other creditors (if any);

(d)

they will provide or will procure that each other Relevant Person provides the Owners with details of any legal, arbitral or administrative action involving such Relevant Person (provided that in the case where such Relevant Person is the Guarantor, such claim under such legal, arbitral or administrative action either (1) exceeds the sum of US$10,000,000 (or its equivalent in any other currency) or (2) which if adversely determined against the Guarantor, would or is likely to have a Material Adverse Effect) or the Vessel as soon as such action is instituted or it becomes apparent to such Relevant Person that it is likely to be instituted and is likely to have a material adverse effect on the ability of a Relevant Person to perform their obligations under each Leasing Document to which it is a party;

(e)

they will, and will procure that each other Relevant Person obtains and promptly renews or procure the obtainment or renewal of and provide copies of, from time to time, any necessary consents, approvals, authorisations, licenses or permits of any regulatory body or authority for the transactions contemplated under each Leasing Document to which it is a party (including without limitation to sell, charter and operate the Vessel);

(f)	they will not, and will procure that:

(i)

each other Relevant Person will not, create, assume or permit to exist any Security Interest of any kind upon any Leasing Document to which such Relevant Person is a party, and if applicable, the Vessel, in each case other than:

(A)	the Permitted Security Interests; and

(B)	prior to Delivery, the Existing Security;

(ii)

the Existing Bareboat Charter will be terminated, all Existing Security will be fully, unconditionally and irrevocably discharged and released and none of the Charterers, the Shareholder shall have any obligations or liabilities to the Existing Owners or any other party under the Existing Bareboat Charter or any transactions or arrangements contemplated thereunder, in each case immediately prior to the Delivery (and in any event, no later than by the Delivery Date), and they take all such actions and provide all such documents or evidence as may be required by the Owners in connection with the same;

(g)	they will at their own cost, and will procure that each other Relevant Person will:

(i)

do all that such Relevant Person reasonably can to ensure that any Leasing Document to which such Relevant Person is a party validly creates the obligations and the Security Interests which such Relevant Person purports to create; and

(ii)

without limiting the generality of paragraph (i), promptly register, file, record or enrol any Leasing Document to which such Relevant Person is a party with any court or authority in all Relevant Jurisdictions, pay any stamp duty, registration or similar tax or fee in all Relevant Jurisdictions in respect of any Leasing Document to which such Relevant Person is a party, give any notice or take any other step which, is or has become necessary or desirable for any such Leasing Document to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which such Relevant Person creates;

(h)	they will, and will procure that each other Relevant Person, notify the Owners immediately of the occurrence of:

(i)

any damage and/or alteration caused to the Vessel by any reason whatsoever which results, or may be expected to result, in repairs on the Vessel which exceed US$1,000,000 (or its equivalent in any other currency);

(ii)	any material safety incidents taking place on board the Vessel;

(iii)	any casualty or occurrence as a result of which the Vessel has become or is, by the passing of time or otherwise, likely to become, a Major Casualty;

(iv)	any Environmental Claim which is made against the Charterers, an Approved Sub-charterer or an Approved Manager in connection with the Vessel or any Environmental Incident;

(v)	any arrest or detention of the Vessel, any exercise or purported exercise of any lien on that Vessel or its Earnings or any requisition of that Vessel for hire; and

(vi)	any Potential Termination Event or Termination Event,

and will keep the Owners fully up-to-date with all developments and the Charterers will, if so requested by the Owners, provide any such certificate signed by an officer of the Charterers, confirming that there exists no Potential Termination Event or Termination Event;

(i)

they will, and will procure that each other Relevant Person and Non-subsidiary Manager will, as soon as practicable after receiving the request, provide the Owners with any additional financial or other information relating:

(i)	to themselves and/or the Vessel (including, but not limited to the condition and location of the Vessel); or

(ii)	to any other matter relevant to, or to any provision of any Leasing Document to which it is a party,

which may be reasonably requested by the Owners (or their financiers (if any)) at any time;

(j)

without prejudice to Clause 46.1(l)(i)(A), comply, or procure compliance, and will procure that each other Relevant Person will comply or procure compliance, with all laws or regulations relating to the Vessel and its ownership, employment, operation, management and registration, including the ISM Code, the ISPS Code, all Environmental Laws and the laws of the Vessel’s registry;

(k)	the Vessel shall be classed with the Classification Society and shall be free of all overdue recommendations and conditions;

(l)	they will ensure and procure that:

(i)	the Market Value of the Vessel shall be ascertained from time to time in the following circumstances:

(A)	upon the occurrence of a Termination Event which is continuing, at any time at the request of the Owners; and

(B)

in the absence of a Termination Event which is continuing, at least once every calendar year, with such report to be dated no more than thirty (30) calendar days prior to every anniversary of the Delivery Date occurring within the Charter Period or on such other date as the Owners may request; and

(ii)	the Charterers shall pay the amount of the fees and expenses incurred by the Owners in connection with any matter arising out of this paragraph (l);

(m)

they shall comply, shall procure that each other Relevant Person and a Non-subsidiary Manager complies with all laws and regulations in respect of Sanctions, and in particular, they shall effect and maintain a sanctions compliance policy to ensure compliance with all such laws and regulations implemented from time to time;

(n)

the Vessel shall not be employed, operated or managed in any manner which (i) is contrary to any Sanctions and in particular, the Vessel shall not be used by or to benefit any party which is a target of Sanctions and/or is a Restricted Person or trade to any area or country or territory where trading the Vessel to such area or country or territory would constitute or reasonably be expected to constitute a breach of any Sanctions or published boycotts imposed by any of the United Nations, the European Union, the United States of America, the United Kingdom or the People’s Republic of China, (ii) would result or reasonably be expected to result in any

Relevant Person, a Non-subsidiary Manager or the Owners becoming a Restricted Person or (iii) would trigger the operation of any sanctions limitation or exclusion clause in any insurance documentation;

(o)

they shall, and shall procure that each other Relevant Person and a Non-subsidiary Manager shall, and shall use all reasonable endeavours to procure that the Approved Sub-charterer shall, promptly notify the Owners of any non-compliance, by any Relevant Person, the Approved Sub-charterer, any Non-subsidiary Manager or their respective officers, directors, employees, consultants, agents or intermediaries, with all laws and regulations relating to Sanctions, Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and/or Business Ethics Laws (including but not limited to notifying the Owners in writing immediately upon being aware that any Relevant Person, the Approved Sub-charterer, any Non-Subsidiary Manager or their respective shareholders, directors, officers or employees is a Restricted Person or has otherwise become a target of Sanctions) as well as provide all information (once available) in relation to its business and operations which may be relevant for the purposes of ascertaining whether any of the aforesaid parties are in compliance with such laws;

(p)

they shall, and shall procure that each other Relevant Person shall, and shall use all reasonable endeavours to procure that the Approved Sub-charterer shall, (in each case above, including procuring or as the case may be, using all reasonable endeavours to procure the respective officers, directors, employees, consultants, agents and/or intermediaries of the relevant entity to do the same) shall:

(i)	comply with all Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and Business Ethics Laws;

(ii)	maintain systems, controls, policies and procedures designed to promote and achieve ongoing compliance with Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and Business Ethics Laws; and

(iii)

in respect of the Charterers, not use, or permit or authorize any person to directly or indirectly use, the Purchase Price for any purpose that would breach any Anti-Money Laundering Laws, Anti-Terrorism Financing Laws or Business Ethics Laws;

(q)

in respect of the Charterers, not lend, invest, contribute or otherwise make available the Purchase Price to or for any other person in a manner which would result in a violation of Anti-Money Laundering Laws, Anti-Terrorism Financing Laws or Business Ethics Laws;

(r)

they shall not appoint or permit to be appointed any manager of the Vessel unless it is an Approved Manager appointed on terms acceptable to the Owners and their financiers (if any) and such Approved Manager has (prior to accepting its appointment) entered into a Manager’s Undertaking;

(s)	they shall ensure that all Earnings and any other amounts received by them in connection with the Vessel are paid into the Earnings Account;

(t)	they shall maintain a credit balance of at least $500,000 in the Earnings Account;

(u)

upon request, they will provide or they will procure to be provided to the Owners the report(s) of the survey(s) conducted pursuant to Clause 7 (Surveys on Delivery and Redelivery) of this Charter in form and substance satisfactory to the Owners;

(v)	save with the prior written consent of the Owners, they shall not permit the sub-chartering of the Vessel on a bareboat charter basis;

(w)

as a condition precedent to the execution of any Approved Sub-charter entered into by the Charterers after the date of this Charter, the Charterers shall assign all their rights and interests under such Approved Sub-charter in favour of the Owners (and their financiers (if any)) and shall use all commercially reasonable endeavours to procure such Approved Sub-charterer gives a written acknowledgment of such assignment, in each case, in form and substance acceptable to the Owners and provide such documents as the Owners may reasonably require regarding the due execution of such Approved Sub-charter (and in the case where the Approved Sub-charter is a bareboat charter, such Approved Sub-charterer shall additionally assign all their rights and interests under the Insurances and Requisition Compensation in favour of the Owners (and their financiers (if any)) in form and substance acceptable to the Owners (and their financiers (if any));

(x)

in respect of an Approved Sub-charter which contains an option to extend the charter period, they shall notify the Owners as soon as they become aware that the relevant Approved Sub-charterer does not intend to, or has not by the date falling 20 days prior to the date on which such Approved Sub-charter will expire, exercise the relevant option to extend the same;

(y)

they shall not make or pay any dividend or other distribution (in cash or in kind) in respect of its share capital following the occurrence of a Potential Termination Event or Termination Event or which would result in a Potential Termination Event or Termination Event;

(z)	the Vessel shall be registered under the Flag State at all times;

(aa)

they shall not enter into any other investments, any sale or leaseback agreements, any off-balance sheet transaction or incur any other liability or obligation (including without limitation, any Financial Indebtedness of any obligations under a guarantee) except:

(i)	liabilities and obligations under the Leasing Documents to which it is or, as the case may be, will be a party; or

(ii)	liabilities or obligations reasonably incurred in the normal course of its business of trading, operating and chartering, maintaining and repairing the Vessel; and

(iii)	any transaction entered into with their Affiliates shall be on arm’s length basis and in good faith.

Clause 47 – EARLY PURCHASE OPTION

47.1

The Charterers (or the Guarantor as the Charterers’ nominee) shall have the option, at any time after the Delivery Date to purchase the Vessel on any Payment Date (the “Early Purchase Option Date”) specified in a notice (the “Early Purchase Option Notice”) at the applicable Early Purchase Option Price, subject always to giving the Owners no less than sixty (60) days’ prior written notice.

47.2	The Early Purchase Option shall only be exercisable by the Charterers if there is no Total Loss, Termination Event or Potential Termination Event has occurred and is continuing.

47.3	An Early Purchase Option Notice shall be signed by a duly authorised officer or a director or an attorney of the Charterers and, once delivered to the Owners, is irrevocable and the Charterers shall be bound to pay to the Owners the Early Purchase Option Price on the Early Purchase Option Date.

47.4	Only one Early Purchase Option Notice may be served throughout the duration of the Charter Period.

47.5

Upon the Owners’ receipt in full of the Early Purchase Option Price, the Owners shall transfer the legal and beneficial ownership of the Vessel in accordance with the terms and conditions set out at Clauses 50.1(a)and 50.1(b) to the Charterers or the Guarantor as their nominee.

Clause 48 – EXPIRY PURCHASE OBLIGATION

48.1	The Charterers shall be obliged to purchase the Vessel on the last day of the natural expiration of the Charter Period (the “Expiry Purchase Obligation Date”) at the Expiry Purchase Price.

Clause 49 – INTENTIONALLY DELETED

Clause 50 – SALE OF THE VESSEL

50.1

On the Early Purchase Option Date or the Expiry Purchase Obligation Date (as the case may be), all legal and beneficial interest and title in the Vessel shall be transferred to the Charterers by the Owners upon receipt by the Owners of the Early Purchase Option Price or the Expiry Purchase Price (as the case may be) on an “as is where is” basis and on the following terms and conditions:

(a)

the Charterers expressly agree and acknowledge that no condition, warranty or representation of any kind is or has been given by or on behalf of the Owners in respect of the Vessel or any part thereof, and accordingly the Charterers confirm that they have not, in entering into this Charter, relied on any condition, warranty or representation by the Owners or any person on the Owners’ behalf, express or implied, whether arising by law or otherwise in relation to the Vessel or any part thereof, including, without limitation, warranties or representations as to the description, suitability, quality, merchantability, fitness for any purpose, value, state, condition, appearance, safety, durability, design or operation of any kind or nature of the Vessel or any part thereof, and the benefit of any such condition, warranty or representation by the Owners is hereby irrevocably and unconditionally waived by the Charterers to the extent permissible under applicable law, the Charterers hereby also waive any rights which they may have in tort in respect of any of the matters referred to under this Clause and irrevocably agree that:

(i)	the Owners shall have no greater liability in tort in respect of any such matter than they would have in contract after taking account of all of the foregoing exclusions;

(ii)	no third party making any representation or warranty relating to the Vessel or any part thereof is the agent of the Owners nor has any such third party authority to bind the Owners thereby; and

(iii)

notwithstanding anything contained above, nothing contained herein is intended to obviate, remove or waive any rights or warranties or other claims relating thereto which the Charterers (or their nominee) or the Owners may have against the manufacturer or supplier of the Vessel or any third party;

(b)

the Vessel shall be free from any registered mortgages or any other liens, encumbrances or debts created or permitted to exist by the Owners (save for those mortgages, liens, encumbrances or debts created under the Leasing Documents);

(c)

the Early Purchase Option Price or the Expiry Purchase Price (as the case may be) shall be paid by (or on behalf of) the Charterers to the Owners on the Early Purchase Option Date (in the case of the Early Purchase Option Price) or the Expiry Purchase Obligation Date (in the case of the Expiry Purchase Price), together with unpaid amounts of Charterhire and other moneys owing by or accrued or due from the Charterers under this Charter on or prior to the Early Purchase Option Date or the Expiry Purchase Obligation Date (as the case may be) which remain unpaid; and

(d)

upon the Early Purchase Option Price or the Expiry Purchase Price (as the case may be) and all other moneys payable under this Charter being fully and irrevocably paid to the Owners on, and in accordance with, the terms set forth in this Charter (except in the case of Total Loss) the Owners agree (at the cost of the Charterers) to enter into:

(i)	a bill of sale; and

(ii)	a protocol of delivery and acceptance,

and the Vessel shall accordingly be deemed delivered to the Charterers on the date and time set out in such protocol of delivery and acceptance (and to the extent required for such purposes the Vessel shall be deemed first to have been redelivered to the Owners).

Clause 51 – INDEMNITIES

51.1

The Charterers shall pay such amounts to the Owners, on the Owners’ demand, in respect of all documented claims, expenses, liabilities, losses, fees (including, but not limited to, any legal fees or vessel registration and tonnage fees) suffered or incurred by or imposed on the Owners arising directly or indirectly from this Charter and any Leasing Document or in connection with delivery, possession, performance, control, registration, payment of tonnage tax or other registration fees or fees associated with maintaining the relevant registry of the Vessel, repair, survey, insurance, maintenance, manufacture, purchase, ownership and operation of the Vessel by the Owners and the costs related to the prevention or release of liens or detention of or requisition, use, operation or redelivery, repossession, sale or disposal of the Vessel or any part of it, enforcement of the Owners’ rights under any Leasing Document or in connection with, following or resulting from the occurrence of a Termination Event or a Potential Termination Event and whether or not the Vessel is in the possession or the control of the Charterers or otherwise (including without limitation by reason thereof in re-taking possession or otherwise in re-acquiring the Vessel pursuant to Clause 37.3), and whether prior to, during or after termination of the leasing of this Charter and whether or not the Vessel is in the possession or the control of the Charterers or otherwise.

51.2

Without prejudice to its generality, Clause 51.1 covers any documented claims, expenses, liabilities and losses which arise, or are asserted, under or in connection with any law relating to safety at sea, the ISM Code, the ISPS Code, the MARPOL Protocol, any Environmental Law, any Sanctions, Anti-Money Laundering Laws, Anti-Terrorism Financing Laws or Business Ethics Laws.

51.3

Without prejudice to any right to damages or other claim which the Owners may have at any time against the Charterers, it is hereby agreed that the indemnities of the Owners contained in this Charter shall continue in full force and effect until the expiry of the Charter Period.

51.4

Without prejudice to the above Clause 51.1, if any sum (a “Sum”) due from a Relevant Person under the Leasing Documents, or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:

(a)	making or filing a claim or proof against that Relevant Person; or

(b)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

the Charterers shall, as an independent obligation, on demand, indemnify the Owners against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between:

(i)	the rate of exchange used to convert that Sum from the First Currency into the Second Currency; and

(ii)	the rate or rates of exchange available to that person at the time of its receipt of that Sum.

51.5

The obligations of the Charterers under Clause 51 (Indemnities) and in respect of any Security Interest created pursuant to the Security Documents will not be affected or discharged by an act, omission, matter or thing which would reduce, release or prejudice any of its obligations under Clause 51 (Indemnities) or in respect of any Security Interest created pursuant to the Security Documents (without limitation and whether or not known to it or any Relevant Person) including:

(a)	any time, waiver or consent granted to, or composition with, any Relevant Person or other person;

(b)	the release of any other Relevant Person or any other person under the terms of any composition or arrangement with any creditor of the Guarantor or any of its affiliates;

(c)

the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect or delay in perfecting, or refusal or neglect to take up or enforce, or delay in taking or enforcing any rights against, or security over assets of, any Relevant Person or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of a Relevant Person or any other person;

(e)	any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Leasing Document or any other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Security Document or any other document or security; or

(g)	any insolvency or similar proceedings.

51.6	Notwithstanding anything to the contrary under the Leasing Documents (but subject and without prejudice to Clause 33 (Cancellation)) and without prejudice to any right to damages or other claim which the Charterers may have at any time against the Owners under this Charter, the indemnities provided by the Charterers in favour of the Owners shall continue in full force and effect notwithstanding any breach of the terms of this Charter or such Leasing Document or termination or cancellation of this Charter or such Leasing Document pursuant to the terms hereof or thereof or termination of this Charter or such Leasing Document by the Owners.

51.7

In consideration of the Charterers requesting the Other Owners to charter the Other Vessels to the Other Charterers under the Other Charters, the Charterers hereby irrevocably and unconditionally undertake to pay immediately on demand (as primary obligor) from the Other Owners (or of them, as the case may be) such amounts in respect of all claims, expenses, liabilities, losses, fees of every kind and nature and all other moneys due, owing and/or payable to the Other Owners under or in connection with the Other Charters, and to indemnify and hold the Other Owners harmless against all such moneys, costs, fees and expenses incurred or suffered or outstanding under the Other Charters.

51.8

All rights which the Charterers have at any time (whether in respect of this Charter or any other transaction) against the Other Charterers or the Guarantor or any of them shall be fully subordinated to the rights of the Owners under the Leasing Documents and until the end of this Charter and unless the Owners otherwise direct, the Charterers shall not exercise any rights which it may have (whether in respect of this Charter or any other transaction) by reason of performance by it of its obligations under the Leasing Documents or by reason of any amount becoming payable, or liability arising, under this Clause:

(a)	to be indemnified by the Other Charterers or the Guarantor or any of them;

(b)	to claim any contribution from any third party providing security for, or any other guarantor of, the Other Charterers’ or the Guarantor’s obligations under the Leasing Documents;

(c)

to take any benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Other Charterers or the Guarantor or any of them under the Leasing Documents or of any other guarantee or security taken pursuant to, or in connection with, the Leasing Documents by any of the aforesaid parties;

(d)

to bring legal or other proceedings for an order requiring any of the Other Charterers or the Guarantor or any of them to make any payment, or perform any obligation, in respect of any Leasing Document;

(e)	to exercise any right of set-off against any of the Other Charterers or the Guarantor or any of them; and/or

(f)	to claim or prove as a creditor of any of the Other Charterers or the Guarantor or any of them,

and if the Charterers receive any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Owners or the Other Owners by the Other Charterers or the Guarantor or any of them under or in connection with the Leasing Documents to be repaid in full on trust for the Owners or the Other Owners and shall promptly pay or transfer the same to the Owners or the Other Owners as may be directed by the Owners.

51.9	The Charterers hereby irrevocably agree to indemnify and hold harmless the Owners against any claim, expense, liability or loss reasonably incurred by the Owners (and which is notified to the Charterers) in liquidating or employing deposits from their financiers or third parties to fund the acquisition of the Vessel pursuant to the MOA, on or prior to the Delivery Date.

51.10

Notwithstanding anything to the contrary herein (but subject and without prejudice to Clause 33 (Cancellation)) and without prejudice to any right to damages or other claim which the Charterers may have at any time against the Owners under this Charter, the indemnities provided by the Charterers in favour of the Owners shall continue in full force and effect notwithstanding any breach of the terms of this Charter or termination of this Charter pursuant to the terms hereof or termination of this Charter by the Owners.

Clause 52 – NO SET-OFF OR TAX DEDUCTION

52.1

All payments of Charterhire, the Upfront Charterhire, the Early Purchase Option Price or the Expiry Purchase Price and any other payment made by the Charterers under a Leasing Document shall be paid punctually:

(a)

without any form of set-off (other than any set-off referred to in Clause 36.3, Clause 36.5(b) or Clause 41.2), cross-claim or condition and in the case of Charterhire or the Upfront Charterhire, without previous demand unless otherwise agreed with the Owners; and

(b)	free and clear of any tax deduction or withholding unless required by law.

52.2	Without prejudice to Clause 52.1, if the Charterers are required by law to make a tax deduction from any payment:

(a)	the Owners shall notify the Charterers as soon as they become aware of the requirement; and

(b)

the amount due in respect of the payment shall be increased by the amount necessary to ensure that the Owners receive and retain (free from any liability relating to the tax deduction) a net amount which, after the tax deduction, is equal to the full amount which they would otherwise have received.

52.3	In this Clause “tax deduction” means any deduction or withholding for or on account of any present or future tax, other than a FATCA Deduction.

Clause 53 – INCREASED COSTS

53.1	This Clause 53 (Increased Costs) applies if the Owners notify the Charterers that they consider that as a result of:

(a)

the introduction or alteration after the date of this Charter of a law or an alteration after the date of this Charter in the manner in which a law is interpreted or applied (disregarding any effect which relates to the application to payments under this Charter of a tax on the Owners’ overall net income); or

(b)

complying with any regulation (including any which relates to capital adequacy or liquidity controls or which affects the manner in which the Owners allocates capital resources to their obligations under this Charter) which is introduced, or altered, or the interpretation or application of which is altered, after the date of this Charter, the Owners (or a parent company of them) has incurred or will incur an increased cost.

53.2	In this Clause 53 (Increased Costs), “increased cost” means, in relation to the Owners:

(a)

an additional or increased cost incurred as a result of, or in connection with, the Owners having entered into, or being a party to, this Charter, of funding the acquisition of the Vessel pursuant to the MOA or performing their obligations under this Charter;

(b)	a reduction in the amount of any payment to the Owners under this Charter or in the effective return which such a payment represents to the Owners on their capital;

(c)	an additional or increased cost of funding the acquisition of the Vessel pursuant to the MOA; or

(d)	a liability to make a payment, or a return foregone, which is calculated by reference to any amounts received or receivable by the Owners under this Charter.

53.3

For the purposes of Clause 53.2 the Owners may in good faith allocate or spread costs and/or losses among their assets and liabilities (or any class of their assets and liabilities) on such basis as they consider appropriate.

53.4

Subject to the terms of Clause 53.1, the Charterers shall pay to the Owners, on the Owners’ demand, the amounts which the Owners from time to time notify the Charterers to be necessary to compensate the Owners for the increased cost.

Clause 54 – CONFIDENTIALITY

54.1

The Parties agree to keep the terms and conditions of this Charter and any other Leasing Documents (the “Confidential Information”) strictly confidential, provided that a Party may disclose Confidential Information in the following cases:

(a)	it is already known to the public or becomes available to the public other than through the act or omission of the disclosing Party;

(b)

it is required to be disclosed under the applicable laws of any Relevant Jurisdiction, by a governmental order, decree, regulation or rule, by an order of a court, tribunal or listing exchange of the Relevant Jurisdiction (including but not limited to an order by the US Securities and Exchange Commission or the New York Stock Exchange), provided that the disclosing Party shall give written notice of such required disclosure to the other Party prior to the disclosure;

(c)	in filings with a court or arbitral body in proceedings in which the Confidential Information is relevant and in discovery arising out of such proceedings;

(d)

to (or through) whom a Party assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Leasing Document (as permitted by the terms thereof), provided that such person receiving Confidential Information shall undertake that it would not disclose Confidential Information to any other party save for circumstances arising which are similar to those described under this Clause or such other circumstances as may be permitted by all Parties;

(e)	to any of the following persons on a need to know basis:

(i)	a shareholder or an Affiliate of either Party (including the employees, officers and directors thereof);

(ii)	professional advisers retained by a disclosing party; or

(iii)	persons advising on, providing or considering the provision of financing to the disclosing party or an Affiliate,

provided that the disclosing party shall exercise due diligence to ensure that no such person shall disclose Confidential Information to any other party save for circumstances arising which are similar to those described under this Clause or such other circumstances as may be permitted by all Parties; or

(f)	with the prior written consent of all Parties.

Clause 55 – PARTIAL INVALIDITY

If, at any time, any provision of a Leasing Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions under the law of that jurisdiction nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

Clause 56 – SETTLEMENT OR DISCHARGE CONDITIONAL

56.1

Any settlement or discharge under any Leasing Document between the Owners and any Relevant Person or any other person shall be conditional upon no security or payment to the Owners by any Relevant Person or any other person being set aside, adjusted or ordered to be repaid, whether under any insolvency law or otherwise.

56.2

If the Owners consider that an amount paid or discharged by, or on behalf of, a Relevant Person in purported payment or discharge of an obligation of that Relevant Person to the Owners under the Leasing Documents is capable of being avoided or otherwise set aside on the liquidation or administration of that Relevant Person or otherwise, then that amount shall not be considered to have been unconditionally and irrevocably paid or discharged for the purposes of the Leasing Documents.

Clause 57 – CHANGES TO THE PARTIES

57.1	Assignment or transfer by the Charterers

The Charterers shall not assign their rights or transfer by novation any of their rights and obligations under the Leasing Documents except with the prior consent in writing of the Owners (such consent not to be unreasonably withheld if such assignment or transfer is to an Affiliate of the Charterers).

57.2	Transfer by the Owners

(a)

The Owners may transfer by novation (or otherwise) any of their rights and obligations under the Leasing Documents at any time to an Affiliate of the Owners, another lessor or financial institution or trust, fund, leasing company or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets or to any other party at any time.

(b)

During the Charter Period, any change in the registered ownership of the Vessel (other than pursuant to paragraph (a)) above shall not require the Charterers’ prior approval and notwithstanding such change, this Charter would continue on identical terms (save for logical, consequential or mutually agreed amendments), and the Charterers hereby agree that they shall be liable to the aforesaid new owner of the Vessel for its performance of all obligations pursuant to this Charter after change of the registered ownership of the Vessel from the Owners to such new owner and shall procure that the Guarantor shall execute a guarantee in favour of the new owners for inter alia, the obligations of the Charterers under this Charter, in substantially in the same form as the Guarantee (or such other form as the Guarantor and the new owners may agree).

57.3

The Charterers agree and undertake to enter into any such usual documents as the Owners shall require to complete or perfect the transfer of the Vessel (with the benefit and burden of this Charter) pursuant to Clause 57.2, at no cost to the Charterers.

Clause 58 – MISCELLANEOUS

58.1

The Charterers waive any rights of sovereign immunity which they or any of their assets may enjoy in any jurisdiction and subjects itself to civil and commercial law with respect to their obligations under this Charter.

58.2

No term of this Charter is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not party to this Charter, save that the Other Owners may rely on the rights conferred on them under Clause 51.7.

58.3

This Charter and each Leasing Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Charter or that Leasing Document, as the case may be.

58.4

These additional clauses shall be read together with the BARECON 2001, and shall constitute a single instrument. In the case of any conflict between the provisions of these additional terms and the BARECON 2001, these additional terms shall prevail.

Clause 59 – FATCA

59.1	Defined terms

For the purposes of this Clause 59 (FACTA), the following terms shall have the following meanings:

“Code” means the United States Internal Revenue Code of 1986, as amended.

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations or other official guidance;

(b)

any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of paragraph (a) above; or

(c)	any agreement pursuant to the implementation of paragraphs (a) or (b) above with the IRS, the US government or any governmental or taxation authority in any other jurisdiction.

“FATCA Deduction” means a deduction or withholding from a payment under this Charter or the Leasing Documents required by or under FATCA.

“FATCA Exempt Party” means a Relevant Party that is entitled under FATCA to receive payments free from any FATCA Deduction.

“FATCA FFI” means a foreign financial institution as defined in section 1471(d)(4) of the Code which, if a Relevant Party is not a FATCA Exempt Party, could be required to make a FATCA Deduction.

“FATCA Non-Exempt Party” means any Relevant Party who is not a FATCA Exempt Party.

“IRS” means the United States Internal Revenue Service or any successor taxing authority or agency of the United States government.

“Relevant Party” means any party to a Leasing Document.

59.2	FATCA Information

(a)	Subject to paragraph (c) below, each Relevant Party shall, on the date of this Charter, and thereafter within ten (10) Business Days of a reasonable request by another Relevant Party:

(i)	confirm to that other party whether it is a FATCA Exempt Party or is not a FATCA Exempt Party; and

(ii)

supply to the requesting party (with a copy to all other Relevant Parties) such other form or forms (including IRS Form W-8 or Form W-9 or any successor or substitute form, as applicable) and any other documentation and other information relating to its status under FATCA (including its applicable “pass thru percentage” or other information required under FATCA or other official guidance including intergovernmental agreements) as the requesting party reasonably requests for the purpose of the requesting party’s compliance with FATCA.

(b)

If a Relevant Party confirms to any other Relevant Party that it is a FATCA Exempt Party or provides an IRS Form W-8 or W-9 showing that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that party shall so notify all other Relevant Parties reasonably promptly.

(c)

Nothing in this clause shall oblige any Relevant Party to do anything which would or, in its reasonable opinion, might constitute a breach of any law or regulation, any policy of that party, any fiduciary duty or any duty of confidentiality, or to disclose any confidential information (including, without limitation, its tax returns and calculations); provided, however, that nothing in this paragraph shall excuse any Relevant Party from providing a true, complete and correct IRS Form W-8 or W-9 (or any successor or substitute form where applicable). Any information provided on such IRS Form W-8 or W-9 (or any successor or substitute forms) shall not be treated as confidential information of such party for purposes of this paragraph.

(d)

If a Relevant Party fails to confirm its status or to supply forms, documentation or other information requested in accordance with the provisions of this Charter or the provided information is insufficient under FATCA, then:

(i)

if that party failed to confirm whether it is (and/or remains) a FATCA Exempt Party then such party shall be treated for the purposes of this Charter and the Leasing Documents as if it is a FATCA Non-Exempt Party; and

(ii)

if that party failed to confirm its applicable passthru percentage then such party shall be treated for the purposes of this Charter and the Leasing Documents (and payments made thereunder) as if its applicable passthru percentage is 100%, until (in each case) such time as the party in question provides sufficient confirmation, forms, documentation or other information to establish the relevant facts.

59.3	FATCA Deduction and gross-up by Relevant Party

(a)

If the representation made by the Charterers under Clause 45.1(q) proves to be untrue or misleading such that the Charterers are required to make a FATCA Deduction, the Charterers shall make the FATCA Deduction and any payment required in connection with that FATCA Deduction within the time allowed and in the minimum amount required by FATCA.

(b)

If the Charterers are required to make a FATCA Deduction then the Charterers shall increase the payment due from them to the Owners to an amount which (after making any FATCA Deduction) leaves an amount equal to the payment which would have been due if no FATCA Deduction had been required.

(c)	The Charterers shall promptly upon becoming aware that they must make a FATCA Deduction (or that there is any change in the rate or basis of a FATCA Deduction) notify the Owners accordingly.

(d)

Within thirty (30) days of the Charterers making either a FATCA Deduction or any payment required in connection with that FATCA Deduction, the Charterers shall deliver to the Owners evidence reasonably satisfactory to the Owners that the FATCA Deduction has been made or (as applicable) any appropriate payment paid to the relevant governmental or taxation authority.

59.4	FATCA Deduction by Owners

The Owners may make any FATCA Deduction they are required by FATCA to make, and any payment required in connection with that FATCA Deduction, and the Owners shall not be required to increase any payment in respect of which they make such a FATCA Deduction or otherwise compensate the recipient for that FATCA Deduction.

59.5	FATCA Mitigation

Notwithstanding any other provision to this Charter, if a FATCA Deduction is or will be required to be made by any party under Clause 59.3 in respect of a payment to the Owners as a result of the Owners not being a FATCA Exempt Party, the Owners shall have the right to transfer their interest in the Vessel (and this Charter) to any person nominated by the Owners and all costs in relation to such transfer shall be for the account of the Charterers.

Clause 60 – DEFINITIONS

60.1	In this Charter the following terms shall have the meanings ascribed to them below:

“Acceptance Certificate” means a certificate substantially in the form set out in Schedule I (Acceptance Certificate) to be signed by the Charterers at Delivery.

“Account Bank” means ABN AMRO N.V. acting through its office at Amsterdam, the Netherlands or such bank as the Owners may approve in advance in writing.

“Account Security” means the document creating security over the Earnings Account executed by the Charterers in favour of the Owners, in the agreed form.

“Affiliate” means in relation to any person, a subsidiary of that person or a Holding Company of that person or any other subsidiary of that Holding Company.

“AF Affiliate” means any corporation which is owned directly or indirectly (through entities owned and controlled by Mrs Angeliki Frangou or trusts or foundations of which she is the beneficiary) by Mrs Angeliki Frangou.

“Anti-Money Laundering Laws” means all applicable financial record-keeping and reporting requirements, anti-money laundering statutes (including all applicable rules and regulations thereunder) and all applicable related or similar laws, rules, regulations or guidelines, of all jurisdictions including and without limitation, the United States of America, the European Union and the People’s Republic of China, and which in each case are (a) issued, administered or enforced by any governmental agency having jurisdiction over any Relevant Person or the Owners; (b) of any jurisdiction in which any Relevant Person or the Owners conduct business; or (c) to which any Relevant Person or the Owners is subjected or subject to.

“Anti-Terrorism Financing Laws” means all applicable anti-terrorism laws, rules, regulations or guidelines of any jurisdiction, including and not limited to the United States of America or the People’s Republic of China which are: (a) issued, administered or enforced by any governmental agency, having jurisdiction over any Relevant Person or the Owners; (b) of any jurisdiction in which any Relevant Person or the Owners conduct business; or (c) to which any Relevant Person or the Owners are subjected or subject to.

“Approved Manager” means any ship management company appointed by the Charterers and approved in writing in advance by the Owners.

“Approved Sub-charter” means any charter or employment of the Vessel which (i) has been approved in writing by the Owners pursuant to Clause 46.1(w) or (ii) has a charter period exceeding twenty-four (24) months (taking into account any optional extension period).

“Approved Sub-charterer” means any sub-charterer (approved by the Owners in writing) to any Approved Sub-charter.

“Approved Valuer” means Arrow, Fearnleys, Clarksons, Platou, Maersk Brokers, Simpson Spence Young, Howe Robinson, Braemar, VesselsValue or any other independent and reputable shipbroker nominated by the Charterers and approved by the Owners.

“Breakfunding Costs” means all breakfunding costs and expenses incurred or payable by the Owners when a repayment or prepayment under the relevant funding arrangement entered into by the Owners for the purpose of financing the Purchase Price does not fall on a Payment Date as a result of or due to the payments made under this Charter by the Charterers.

“Business Day” means a day on which banks are open for business in the principal business centres of Athens, Amsterdam, Shanghai, Hong Kong and:

(a)

in respect of a day on which a payment is required to be made or other dealing is due to take place under a Leasing Document in Dollars, also a day on which commercial banks are open in New York City; and

(b)	in relation to the fixing of Term SOFR or any interest rate, which is a US Government Securities Business Day.

“Business Ethics Law” means any laws, regulations and/or other legally binding requirements or determinations in relation to corruption, fraud, collusion, bid-rigging or anti-trust, human rights violations (including forced labour and human trafficking) which are applicable to any Relevant Person or the Owners or to any jurisdiction where activities are performed and which shall include but not be limited to (i) the United Kingdom Bribery Act 2010 and (ii) the United States Foreign Corrupt Practices Act 1977 and all rules and regulations under each of (i) and (ii).

“Cancelling Date” has the meaning given to that term in the MOA.

“Charterhire” means each of, as the context may require, all of the monthly instalments of hire payable hereunder comprising in each case:

(a)	a component of Fixed Charterhire; and

(b)	a component of Variable Charterhire.

“CISADA” means the United States Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 as it applies to non-US persons.

“Charter Period” means the period commencing on the Delivery Date and described in Clause 32.2 unless it is either terminated earlier pursuant to the terms of this Charter.

“Classification Society” means DNV GL or any classification society being a member of the International Association of Classification Societies which is approved by the Owners.

“Delivery” means the delivery of the legal and beneficial interest in the Vessel from the Owners to the Charterers pursuant to the terms of the MOA.

“Delivery Date” means the date on which Delivery occurs.

“Document of Compliance” has the meaning given to it in the ISM Code.

“Dollars” or “US$” or “$” means the lawful currency for the time being of the United States of America.

“Earnings” means all moneys whatsoever which are now, or later become, payable (actually or contingently) and which arise out of the use or operation of the Vessel, including (but not limited to):

(a)

all freight, hire and passage moneys, compensation payable in the event of requisition of the Vessel for hire, all moneys which are at any time payable under any Insurances in respect of loss of hire, remuneration for salvage and towage services, demurrage and detention moneys and damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of the Vessel; and

(b)

if and whenever the Vessel is employed on terms whereby any moneys falling within paragraph (a) are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Vessel.

“Earnings Account” means, an account in the name of the Charterers with the Account Bank into which the Earnings are paid.

“Early Purchase Option” means the early purchase option which the Charterers are entitled to exercise pursuant to Clause 47 (Early Purchase Option).

“Early Purchase Option Date” has the meaning given to that term in Clause 47.1.

“Early Purchase Option Fee” means, in relation to an Early Purchase Option Date, an amount equal to the Outstanding Principal Balance multiplied by the following percentages pursuant to the table below corresponding with such Early Purchase Option Date:

Early Purchase Option Date	Percentage (%)
a day falling during the period commencing from the Delivery Date up to (and including) the date falling 27 months after the Delivery Date	1.0
a day falling during the period commencing from (and including) the day immediately following 27 months after the Delivery Date up to (and including) the last day of the natural expiration of the Charter Period	0

“Early Purchase Option Notice” has the meaning given to that term in Clause 47.1.

“Early Purchase Option Price” means, in relation to the Early Purchase Option Date, the aggregate, as at that date, of:

(a)	the Outstanding Principal Balance;

(b)	the Early Purchase Option Fee;

(c)	any unpaid Variable Charterhire;

(d)	any Breakfunding Costs;

(e)	any legal costs incurred by the Owners in connection with the exercise of the Early Purchase Option under Clause 47 (Early Purchase Option); and

(f)	all other amounts payable under this Charter and the other Leasing Documents together with any applicable interest thereon.

“Environmental Claim” means:

(a)	any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or which relates to any Environmental Law; or

(b)	any claim by any other person which relates to an Environmental Incident,

and for this purpose, “claim” means a claim for damages, compensation, contribution, injury, fines, losses and penalties or any other payment of any kind, including in relation to clean-up and removal, whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset.

“Environmental Incident” means:

(a)

any release, emission, spill or discharge of Environmentally Sensitive Material whether within the Vessel or from the Vessel into any other vessel or into or upon the air, water, land or soils (including the seabed) or surface water; or

(b)

any incident in which Environmentally Sensitive Material is released, emitted, spilled or discharged into or upon the air, water, land or soils (including the seabed) or surface water from a vessel other than the Vessel and which involves a collision between the Vessel and such other vessel or some other incident of navigation or operation, in either case, in connection with which the Vessel is actually or reasonably expected to be potentially liable to be arrested, attached, detained or injuncted and/or the Vessel and/or any Relevant Person and/or any operator or manager of the Vessel is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c)

any other incident in which Environmentally Sensitive Material is released, emitted, spilled or discharged into or upon the air, water, land or soils (including the seabed) or surface water otherwise than from the Vessel and in connection with which the Vessel is actually or reasonably expected to be potentially liable to be arrested and/or where any Relevant Person and/or any operator or manager of the Vessel is at fault or allegedly at fault or otherwise liable to any legal or administrative action.

“Environmental Law” means any present or future law relating to pollution or protection of human health or the environment, to conditions in the workplace, to the carriage, generation, handling, storage, use, release or spillage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material.

“Environmentally Sensitive Material” means and includes all contaminants, oil, oil products, toxic substances and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous.

“Existing Bareboat Charter” means the bareboat charterparty in respect of the Vessel entered into between the Ultimate Sellers as owners and the Charterers as charterers.

“Existing Security” means all Security provided under or in connection with the Vessel by the Charterers to the Ultimate Sellers for the obligations of the Charterers or any other party under or in connection with the Existing Bareboat Charter.

“Expiry Purchase Obligation” means the obligation of the Charterers to acquire the Vessel pursuant to Clause 48 (Expiry Purchase Obligation).

“Expiry Purchase Obligation Date” has the meaning given to that term in Clause 48.1.

“Expiry Purchase Price” means US$3,499,900.

“Financial Indebtedness” means, in relation to a person (the “debtor”), a liability of the debtor:

(a)	for principal, interest or any other sum payable in respect of any moneys borrowed or raised by the debtor;

(b)	under any loan stock, bond, note or other security issued by the debtor;

(c)	under any acceptance credit, guarantee or letter of credit facility made available to the debtor;

(d)

under a lease, a deferred purchase consideration arrangement (other than deferred payments for assets or services obtained on normal commercial terms in the ordinary course of business) or any other agreement having the commercial effect of a borrowing or raising of money by the debtor;

(e)

under any foreign exchange transaction, any interest or currency swap or any other kind of derivative transaction entered into by the debtor or, if the agreement under which any such transaction is entered into requires netting of mutual liabilities, the liability of the debtor for the net amount; or

(f)

under a guarantee, indemnity or similar obligation entered into by the debtor in respect of a liability of another person which would fall within paragraphs (a) to (e) if the references to the debtor referred to the other person.

“Financial Instruments” means a mortgage, a deed of covenant, a general assignment or such other financial security instruments granted to the Owners’ financiers as security for the obligations of the Owners in relation to the financing of the acquisition of the Vessel.

“Fixed Charterhire” means:

(a)	in relation to 1st to the 15th Payment Date, an amount equivalent to US$185,300;

(b)	in relation to 16th to the 27th Payment Date, an amount equivalent to US$113,825; and

(c)	in relation to 28th to the 39th Payment Date, an amount equivalent to US$71,225.

“Flag State” means the Republic of the Marshall Islands or any other flag state approved by the Owners in writing.

“General Assignment” means the general assignment executed or to be executed between the Charterers and the Owners in respect of the Vessel, pursuant to which the Charterers shall, assign their rights under the Insurances, Earnings, Requisition Compensation, and each charter (other than a demise charter) of the Vessel entered into by the Charterers with a charter period exceeding twenty-four (24) months (taking into account any optional extension period) in favour of the Owners and in the agreed form.

“Group” means the Guarantor and each of its direct or indirect subsidiaries from time to time.

“Guarantor” means Navios Maritime Partners L.P., a limited partnership formed under the laws of the Republic of Marshall Islands, having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, the Republic of the Marshall Islands.

“Guarantee” means a guarantee executed by the Guarantor in favour of the Owners dated on or around the date of this Charter.

“Holding Company” means, in relation to a person, any other person in relation to which it is a subsidiary.

“Initial Market Value” has the meaning given to that term under the MOA.

“Insurances” means:

(a)

all policies and contracts of insurance, including entries of the Vessel in any protection and indemnity or war risks association, which are effected in respect of the Vessel or otherwise in relation to it whether before, on or after the date of this Charter; and

(b)

all rights and other assets relating to, or derived from, any of the foregoing, including any rights to a return of a premium and any rights in respect of any claim whether or not the relevant policy, contract of insurance or entry has expired on or before the date of this Charter.

“Interest Rate” means, in relation to Variable Charterhire, the rate of interest determined in accordance with Schedule III (Interest Rate) plus the Margin.

“ISM Code” means the International Safety Management Code (including the guidelines on its implementation), adopted by the International Maritime Organization Assembly as Resolutions A.741 (18) and A.788 (19), as the same may be amended or supplemented from time to time (and the terms “safety management system”, “Safety Management Certificate” and “Document of Compliance” have the same meanings as are given to them in the ISM Code).

“ISPS Code” means the International Ship and Port Security Code as adopted by the Conference of Contracting Governments to the Safety of Life at Sea Convention 1974 on 13 December 2002 and incorporated as Chapter XI-2 of the Safety of Life at Sea Convention 1974, as the same may be supplemented or amended from time to time.

“Leasing Documents” means this Charter, the MOA, the Security Documents and the Trust Deed.

“Major Casualty” means any casualty to the Vessel in respect of which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds US$1,000,000 (or its equivalent in any other currency).

“Manager’s Undertaking” means, in relation to an Approved Manager, the letter of undertaking from such Approved Manager, inter alia, subordinating the rights of such Approved Manager against the Vessel and the Charterers to the rights of the Owners and their financiers (if any) in an agreed form.

“Margin” means 2.10% per annum.

“Market Value” means, in relation to the Vessel at any relevant time, the arithmetic mean of two (2) valuations, each prepared by an Approved Valuer (one selected by the Owners and one selected by the Charterers (but both at the cost of the Charterers)):

(a)	on a date no earlier than thirty (30) days previously;

(b)	without physical inspection of the Vessel; and

(c)	on the basis of a sale for prompt delivery for cash on normal arm’s length commercial terms as between a willing and a willing buyer, free of any existing charter or other contract of employment.

“MARPOL Protocol” means Annex VI (Regulations for the Prevention of Air Pollution from Ships) to the International Convention for the Prevention of Pollution from Ships 1973 (as amended in 1978 and 1997).

“Material Adverse Effect” means, in the opinion of the Owners, a material adverse effect on:

(a)	the business, operations, property, condition (financial or otherwise) or prospects of the Charterers, the Shareholder, the Guarantor or the Group taken as a whole; or

(b)	the ability of any Relevant Person to perform its obligations under any Leasing Document to which it is a party; or

(c)

the validity or enforceability of, or the effectiveness or ranking of any Security Interests granted pursuant to any of the Leasing Documents or the rights or remedies of the Owners under any of the Leasing Documents.

“MOA” means the memorandum of agreement entered into by the Charterers as sellers and the Owners as buyers dated on the date of this Charter in relation to the sale and purchase of the Vessel.

“Mortgagee” has the meaning given to that term in Clause 35.2.

“Navios Spring Bareboat Charter” means the bareboat charterparty in respect of the vessel known as m.v. “Navios Spring”, entered into between Xiang H104 International Ship Lease Co., Limited as owner and Rodman Maritime Corp. as charterer, dated on or about the date of this Charter.

“Navios Spring Delivery Date” means the Delivery Date (as defined under the Navios Spring Bareboat Charter).

“Net Sale Proceeds” means, in relation to a sale of the Vessel by the Owners to a third party following the Charterers’ failure to pay the Termination Purchase Price, the amount of the consideration actually and unconditionally received by the Owners from a purchaser of the Vessel and any non-refundable deposit paid to or for the account of the Owners by a person acquiring or proposing to acquire the Vessel under a contract or offer to purchase the Vessel or other agreement to acquire the Vessel which has been withdrawn, terminated or cancelled or has lapsed, after deducting in each case: (a) any tax for which the Owners are required to account in respect of such sale, and (b) the Owners’ costs and out of pocket expenses properly incurred in connection with such sale (including but not limited to brokers’ commissions, legal fees, registration fees and stamp duties) or properly incurred in recovering possession of or in moving, insuring, maintaining, or dry-docking the Vessel and in carrying out any works or modifications required to restore the Vessel to the condition required by this Charter.

“Non-subsidiary Manager” means an Approved Manager which is not an entity within the Group (and which shall include without limitation, as at the date of this Agreement, Navios Containers Management Inc., Navios Shipmanagement Inc. or any AF Affiliate for so long as each such corporation is not a member within the Group).

“OFAC” means the U.S. Department of Treasury’s Office of Foreign Assets Control.

“Original Jurisdiction” means, in relation to any Relevant Person, the jurisdiction under whose laws they are respectively incorporated, converted or formed as at the date of this Charter.

“Other Charter” means, in relation to each Other Charterer, the bareboat charterparty entered into between the relevant Other Owner and such Other Charterer in respect of the relevant Other Vessels.

“Other Charterer” means each or, as the context may require, any of Rodman Maritime Corp., Silvanus Marine Company, Morven Chartering Inc., Isolde Shipping Inc., Velour Management Corp., Enplo Shipping Limited, Olympia II Navigation Limited, Pingel Navigation Limited, Anthimar Marine Inc., Ebba Navigation Limited and Clan Navigation Limited (and “Other Charterers” mean all of them).

“Other Owner” means each or, as the context may require, any of Xiang H104 International Ship Lease Co., Limited, Xiang H119 International Ship Lease Co., Limited, Xiang H129 International Ship Lease Co., Limited, Xiang H130 International Ship Lease Co., Limited, Xiang H131 International Ship Lease Co., Limited, Xiang H132 International Ship Lease Co., Limited, Jiahai International Ship Lease Co., Limited, Jialong International Ship Lease Co., Limited, Longli International Ship Lease Co., Limited, Xiang L33 HK International Ship Lease Co., Limited and Xiang T51 HK International Ship Lease Co., Limited (and “Other Owners” means all of them).

“Other Vessel” means each or, as the context may require, any of “Navios Spring”, “Navios Summer”, “Matson Oahu”, “Navios Indigo”, “Navios Vermilion”, “Navios Verde”, “Navios Domino”, “Navios Delight”, “Navios Amarillo”, “Navios Destiny”, and “Navios Devotion” (and “Other Vessels” means all of them).

“Outstanding Principal Balance” means:

(a)

in relation to the first Payment Date, the Purchase Price minus the aggregate of (i) the Upfront Charterhire and (ii) the Fixed Charterhire payable on such first Payment Date which has been paid by the Charterers and received by the Owners as at such date;

(b)

in relation to any other relevant date or Payment Date (other than the first Payment Date), the amount referred to in paragraph (a) above minus the aggregate Fixed Charterhire which has been paid by the Charterers and received by the Owners as at such date.

“Party” means either party to this Charter.

“Payment Date” means each of the thirty-nine (39) dates described in Clause 36.5 (including, without limitation, the Second Payment Date), upon which an instalment of Charterhire is to be paid by the Charterers to the Owners pursuant to Clause 36 (Charterhire and Upfront Charterhire).

“Payment Notice” shall have the meaning given to it under the MOA.

“Permitted Security Interests” means:

(a)	Security Interests created by a Leasing Document or a Financial Instrument;

(b)	liens for unpaid master’s and crew’s wages in accordance with the ordinary course of operation of the Vessel or in accordance with usual reputable maritime practice;

(c)	liens for salvage;

(d)	liens for master’s disbursements incurred in the ordinary course of trading;

(e)

any other liens arising by operation of law or otherwise in the ordinary course of the operation, repair or maintenance of the Vessel provided such liens do not secure amounts more than 30 days overdue;

(f)

any Security Interest created in favour of a plaintiff or defendant in any action of the court or tribunal before whom such action is brought as security for costs and expenses where the Owners are prosecuting or defending such action in good faith by appropriate steps; and

(g)

Security Interests arising by operation of law in respect of taxes which are not overdue or for payment of taxes which are overdue for payment but which are being contested by the Owners or the Charterers in good faith by appropriate steps and in respect of which adequate reserves have been made.

“Potential Termination Event” means, an event or circumstance which, with the giving of any notice, the lapse of time, a determination of the Owners and/or the satisfaction of any other condition, would constitute a Termination Event.

“Purchase Price” has the meaning ascribed thereto in the MOA.

“Quiet Enjoyment Letter” means the quiet enjoyment letter entered or to be entered into between amongst others, the Owners, the Charterers and the Approved Sub-charterer in relation to the Vessel.

“Quotation Day” means in relation to any Term or other period for which an Interest Rate is to be determined, three (3) US Government Securities Business Days before the first day of that period unless market practice differs in the Relevant Market in which case the Quotation Day will be determined by the Owners in accordance with market practice in the Relevant Market (and if quotations would normally be given by leading banks in the Relevant Market on more than one day, the Quotation Day will be the last of those days).

“Relevant Market” means the market for overnight cash borrowing collateralised by US Government securities.

“Relevant Person” means:

(a)	the Charterers,

(b)	the Other Charterers,

(c)	the Guarantor,

(d)	the Shareholder;

(e)	any Approved Manager other than a Non-subsidiary Manager; and

(f)	such other party providing security to the Owners for the Charterers’ obligations under this Charter pursuant to a Security Document or otherwise.

“Relevant Jurisdiction” means, in relation to any Relevant Person:

(a)	its Original Jurisdiction;

(b)	any jurisdiction where any property owned by it and charged under a Leasing Document is situated;

(c)	any jurisdiction where it conducts its business; and

(d)	any jurisdiction whose laws govern the perfection of any of the Leasing Documents entered into by it creating a Security Interest.

“Requisition Compensation” includes all compensation or other moneys payable by reason of any act or event such as is referred to in paragraph (b) of the definition of “Total Loss”.

“Restricted Countries” means those countries subject to country-wide or territory-wide Sanctions and/or trade embargoes, in particular but not limited to those of OFAC, including at the date of this Charter, but without limitation, Cuba, Crimea, Iran, North Korea, Sudan, Syria and any additional countries based on respective country-wide or territory-wide Sanctions being imposed by OFAC or any of the regulative bodies referred to in the definition of Restricted Persons.

“Restricted Person” means a person, entity or any other parties (i) located, domiciled, resident or incorporated in Restricted Countries, and/or (ii) subject to any sanction administrated by the United Nations, the European Union, Switzerland, the United States, OFAC, the United Nations, the United Kingdom, Her Majesty’s Treasury and the Foreign and Commonwealth Office of the United Kingdom, the People’s Republic of China and/or (iii) owned or controlled by or affiliated with persons, entities or any other parties as referred to in (i) and (ii).

“Sanctions” means any sanctions, embargoes, freezing provisions, prohibitions or other restrictions relating to trading, doing business, investment, exporting, financing or making assets available (or other activities similar to or connected with any of the foregoing) imposed by law or regulation of the United Kingdom, the United States of America (including, without limitation, CISADA and OFAC), the People’s Republic of China or the Council of the European Union.

“Security Documents” means the Guarantee, the Account Security, the General Assignment, the Shares Security, the Manager’s Undertaking, the Quiet Enjoyment Letter (if applicable) and any other security documents granted as security for the obligations of the Charterers under or in connection with this Charter.

“Security Interest” means:

(a)	a mortgage, charge (whether fixed or floating), pledge or assignment, any maritime or other lien or any other security interest of any kind;

(b)	the security rights of a plaintiff under an action in rem; or

(c)

any other right which confers on a creditor or potential creditor a right or privilege to receive the amount actually or contingently due to it ahead of the general unsecured creditors of the debtor concerned; however this paragraph (c) does not apply to a right of set off or combination of accounts conferred by the standard terms of business of a bank or financial institution.

“Second Payment Date” has the meaning given to such term under Clause 36.5(c).

“Shareholder” means Navios Partners Containers Inc., a corporation incorporated and existing under the laws of the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, the Republic of Marshall Islands.

“Shares Security” means the shares security over the shares in the Charterers to be executed by the Shareholder in favour of the Owners on or around the date of this Charter.

“SOFR” means the secured overnight financing rate (SOFR) administered by the Federal Reserve Bank of New York (or any other person which takes over the administration of that rate) published (before any correction, recalculation or republication by the administrator) by the Federal Reserve Bank of New York (or any other person which takes over the publication of that rate).

“Term” means, in relation to the definitions of “Fixed Charterhire” and “Variable Charterhire”, a period of one (1) month’s duration, provided that:

(a)	the first period shall commence on the Delivery Date;

(b)	each subsequent period shall commence on the last day of the preceding period;

(c)

if any period commences on the last day of a calendar month or on a day for which there is no numerically corresponding day in the calendar month falling one (1) month thereafter, as the case may be, that period shall, subject to paragraph (d), end on the last day of such later calendar month; and

(d)	any period which would otherwise extend beyond the Charter Period shall instead end on the last day of the Charter Period.

“Term SOFR” means the term SOFR reference rate administered by CME Group Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant period published (before any correction, recalculation or republication by the administrator) by CME Group Benchmark Administration Limited (or any other person which takes over the publication of that rate).

“Termination Date” has the meaning given to that term in Clause 44.2.

“Termination Event” means any event described in Clause 44 (Termination Events).

“Termination Purchase Price” means, in respect of any date, the aggregate, as at such date, of:

(a)	an amount equivalent to 101% of the Outstanding Principal Balance;

(b)	any Breakfunding Costs;

(c)	any unpaid Variable Charterhire;

(d)

any costs incurred and expenses incurred by the Owners (and their financiers (if any)) in locating, repossessing or recovering the Vessel or collecting any payments due under this Charter or in obtaining the due performance of the obligations of the Charterers under this Charter or the other Leasing Documents and any default interest in relation thereto;

(e)	any legal costs incurred by the Owners in connection with the termination of this Charter under Clause 44 (Termination Events); and

(f)	all other outstanding amounts payable under this Charter together with any applicable interest thereon.

“Total Loss” means:

(a)	actual, constructive, compromised, agreed or arranged total loss of the Vessel;

(b)

any expropriation, confiscation, requisition or acquisition of the Vessel, whether for full consideration, a consideration less than its proper value, a nominal consideration or without any consideration, which is effected by any government or official authority or by any person or persons claiming to be or to represent a government or official authority; or

(c)

any arrest, capture, seizure or detention of the Vessel (including any hijacking or theft but excluding any event specified in paragraph (b) of this definition) unless it is redelivered within thirty (30) days to the full control of the Owners or the Charterers.

“Trust Deed” means a trust deed dated on or around the date of this Charter entered into between amongst others the Owners, the Other Owners, the Charterers, the Other Charterers, the Shareholder and the Guarantor which, inter alia, sets out the obligations of the Owners in respect of holding on trust all moneys or other assets received or recovered by or on behalf of the Owners and the Other Owners by virtue of any Security Interest or other rights granted to the Owners under or by virtue of the Security Documents.

“Ultimate Sellers” has the meaning given to that term under the MOA.

“Ultimate Sellers MOA” means the memorandum of agreement for the sale by the Ultimate Sellers to the Charterers of the Vessel entered between the Ultimate Sellers as sellers and the Charterers as buyers.

“Upfront Charterhire” means an amount equivalent to US$2,500,000.

“Upfront Fee” shall have the meaning given to such term in Clause 41.1.

“US” means the United States of America.

“US Government Securities Business Day” means any day other than:

(a)	a Saturday or a Sunday; and

(b)

a day on which the Securities Industry and Financial Markets Association (or any successor organisation) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in US Government securities.

“US Tax Obligor” means (a) a person which is resident for tax purposes in the United States of America or (b) a person some or all of whose payments under the Leasing Documents are from sources within the United States for United States federal income tax purposes.

“Variable Charterhire” means, in relation to a Payment Date, the interest component of Charterhire calculated in accordance with Schedule III (Interest Rate) at the applicable Interest Rate for the Term ending on the next Payment Date on the Outstanding Principal Balance (as at Delivery Date, in the case of the first Payment Date, and as at the preceding Payment Date, in the case of all other Payment Dates).

“Vessel” means the 4,250 TEU container vessel named m.v. “Matson Lanai” with IMO No. 9334143 and which is to be registered under the name of the Owners under the flag of the Republic of the Marshall Islands upon Delivery.

60.2	In this Charter:

“Approved Manager”, “Approved Sub-charterer”, “Charterers”, “Other Charterers”, “Other Owners”, “Owners”, “Relevant Person”, “Shareholder” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Leasing Documents;

“agreed form” means, in relation to a document, such document in a form agreed in writing by the Owners;

“asset” includes every kind of property, asset, interest or right, including any present, future or contingent right to any revenues or other payment;

“company” includes any partnership, joint venture and unincorporated association;

“consent” includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration, notarisation and legalisation;

“contingent liability” means a liability which is not certain to arise and/or the amount of which remains unascertained;

“continuing” or, as the case may be, “continuation of” means, in relation to any Termination Event, a Termination Event which has not been waived by the Owners in writing and in relation to any Potential Termination Event, a Potential Termination Event which has not been waived by the Owners in writing;

“control” over a particular company means the power (whether by way of ownership of units/shares, proxy, contract, agency or otherwise) to:

(a)	cast, or control the casting of, more than 51 per cent, of the maximum number of votes that might be cast at a general meeting of such company; or

(b)	appoint or remove all, or the majority, of the directors or other equivalent officers of such company; or

(c)	give directions with respect to the operating and financial policies of such company with which the directors or other equivalent officers of such company are obliged to comply;

“document” includes a deed; also a letter, fax or telex;

“expense” means any kind of cost, charge or expense (including all legal costs, charges and expenses) and any applicable value added or other tax;

“law” includes any order or decree, any form of delegated legislation, any treaty or international convention and any regulation or resolution of the Council of the European Union, the European Commission, the United Nations or its Security Council;

“legal or administrative action” means any legal proceeding or arbitration and any administrative or regulatory action or investigation;

“liability” includes every kind of debt or liability (present or future, certain or contingent), whether incurred as principal or surety or otherwise;

“months” shall be construed in accordance with Clause 60.3;

“person” includes any company; any state, political sub-division of a state and local or municipal authority; and any international organisation;

“policy”, in relation to any insurance, includes a slip, cover note, certificate of entry or other document evidencing the contract of insurance or its terms;

“protection and indemnity risks” means the usual risks covered by a protection and indemnity association which is a member of the International Group of P&I Clubs including pollution risks, freight, demurrage and defence cover, extended passenger cover and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation in them of clause 6 of the International Hull Clauses (1/11/02 or 1/11/03), clause 8 of the Institute Time Clauses (Hulls)(1/10/83) or clause 8 of the Institute Time Clauses (Hulls) (1/11/1995) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision;

“regulation” includes any regulation, rule, official directive, request or guideline whether or not having the force of law of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

“subsidiary” has the meaning given in Clause 60.4; and

“tax” includes any present or future tax, duty, impost, levy or charge of any kind which is imposed by any state, any political sub-division of a state or any local or municipal authority (including any such imposed in connection with exchange controls), and any connected penalty, interest or fine.

60.3	Meaning of “month”

A period of one or more “months” ends on the day in the relevant calendar month numerically corresponding to the day of the calendar month on which the period started (“the numerically corresponding day”), but:

(a)

on the Business Day following the numerically corresponding day if the numerically corresponding day is not a Business Day or, if there is no later Business Day in the same calendar month, on the Business Day preceding the numerically corresponding day; or

(b)

on the last Business Day in the relevant calendar month, if the period started on the last Business Day in a calendar month or if the last calendar month of the period has no numerically corresponding day;

and “month” and “monthly” shall be construed accordingly.

60.4	Meaning of “subsidiary”.

A company (S) is a subsidiary of another company (P) if a majority of the issued units/shares in S (or a majority of the issued units/shares in S which carry unlimited rights to capital and income distributions) are directly owned by P or are indirectly attributable to P.

A company (S) is a subsidiary of another company (U) if S is a subsidiary of P and P is in turn a subsidiary of U.

60.5	In this Charter:

(a)

references to a Leasing Document or any other document being in the form of a particular appendix or to any document referred to in the recitals include references to that form with any modifications to that form which the Owners approve;

(b)	references to, or to a provision of, a Leasing Document or any other document are references to it as amended or supplemented, whether before the date of this Charter or otherwise;

(c)	references to, or to a provision of, any law include any amendment, extension, re-enactment or replacement, whether made before the date of this Charter or otherwise; and

(d)	words denoting the singular number shall include the plural and vice versa.

60.6	Headings

In interpreting a Leasing Document or any provision of a Leasing Document, all clauses, sub-clauses and other headings in that and any other Leasing Document shall be entirely disregarded.

EXECUTION PAGE

BUYERS

SIGNED	)
by	)
as an attorney-in-fact	)
for and on behalf of	)
LONGSHI INTERNATIONAL SHIP LEASE CO., LIMITED	)
in the presence of:	)
Witness’ signature: Witness’ name: Witness’ address:	) ) )

SELLERS

SIGNED	)
by Maria Trivela	)
as an attorney-in-fact	)
for and on behalf of	)
EVIAN SHIPTRADE LTD	)
in the presence of:	)

Witness’ signature:	)
Witness’ name:	)
Witness’ address:	)

BoComm Leasing | Navios

Additional Clauses to MOA (“Matson Lanai”)

SINGAPORE/90701184v1

EXECUTION PAGE

BUYERS

SIGNED	)
by	)
as an attorney-In-fact	)
for and on behalf of	)
LONGSHI INTERNATIONAL SHIP LEASE CO., LIMITED	)
in the presence of:	)

Witness’ signature:	)
Witness’ name:	)
Witness’ address:	)

SELLERS

SIGNED
by Maria Trivela as an attorney-in-fact for and on behalf of EVIAN SHIPTRADE LTD in the presence of: Witness’ signature: Witness’ name: Witness’ address:	) ) ) ) ) ) ) ) )

BoComm Leasing | Navios

Additional Clauses to MOA (“Matson Lanai”)

SINGAPORE/90701184v1

MEMORANDUM OF AGREEMENT	SALEFORM 2012 Norwegian Shipbrokers’ Association’s Memorandum of Agreement for sale and purchase of ships

1	Dated:

2	EVIAN SHIPTRADE LTD, a corporation incorporated and existing under the laws of the Republic of the Marshall Islands, having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (Name of sellers), hereinafter called the “Sellers”, have agreed to sell, and

3	LONGSHI INTERNATIONAL SHIP LEASE CO., LIMITED, a company incorporated under the laws of Hong Kong, having its registered office is at 1/F Far East Consortium Bldg, 121 Des Voeux Rd Central, HK (Name of buyers), hereinafter called the “Buyers”, have agreed to buy:

4	Name of vessel: Matson Lanai

5	IMO Number: 9334143

6	Classification Society: DNV GL

7	Class Notation: 100 A5 Container ship SOLAS-II-2,Reg.19 IW RSD MC AUT

8	Year of Build: 2007 Builder/Yard: Dalian Shipbuilding Industry Co. Ltd. / CS 4250-6

9	Flag: Marshall Islands Place of Registration: Marshall Islands GT/NT: 39906 / 24504

10	hereinafter called the “Vessel”, on the following terms and conditions:

11	Definitions - see also Clause 31 (Definitions)
12 13 14	~~“Banking Days”-are-days on which banks are open both in the country of the currency stipulated for~~
~~the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8~~
~~(Documentation) and~~ “Agreement” means this memorandum of agreement which shall for the avoidance of doubt, include the rider provisions from Clauses 19 (Payment of Purchase Price) to 31 (Definitions). ~~(add~~
~~additional jurisdictions as appropriate).~~

15	“Buyers’ Nominated Flag State” means Marshall Islands (state flag state).

16	“Class” means the class notation referred to above.

17	“Classification Society” means the classification ~~S~~society referred to above in Line 6.

18	~~“Deposit” shall have the meaning given in Clause-2-(Deposit)~~

19 20	~~“Deposit Holder” means (state name and location of Deposit Holder) or, if left blank, the Sellers’ Bank,-which-shall hold and release the Deposit in accordance with this Agreement.~~

21 22	“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, e-mail or telefax.

23	“Parties” means the Sellers and the Buyers.

24	~~“Purchase Price” means the price for the vessel as stated in Clause (Purchase Price).~~

25	~~“Sellers’ “Account” means (state details of bank account) at the Sellers’ Bank.~~

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

26 27	~~“Sellers’ Bank” means (state name of bank, branch and details) or, if left blank, the bank notified by the Sellers to the Buyers for receipt of the balance of the Purchase Price.~~

28 1.	Purchase Price

29	See Clause 19 (Payment of Purchase Price) ~~The Purchase Price is~~ (~~state currency and amount-both in words and figures).~~
30 2.	Deposit

31 32 33 34

~~As security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of~~
    % ( ~~per cent) or, if left blank, 10% (ten per cent), of the Purchase Price (the~~
~~“Deposit) in an interest bearing account for the Parties with the Deposit Holder within three (3)~~
~~Banking Days after the date that:~~

35 36	~~(i) this Agreement has been signed by the Parties and exchanged in original or by e-mail or telefax; and~~

37 38	~~(ii) the Deposit Holder has confirmed in writing to the Parties that the account has been opened.~~

39 40 41 42

~~The Deposit shall be released in accordance with joint written instructions of the Parties.~~
~~Interest, if any, shall be credited to the Buyers. Any fee charged for holding and releasing the~~
~~Deposit shall be borne equally by the Parties. The Parties shall provide to the Deposit Holder~~
~~all necessary documentation to open and maintain the account without delay.~~

43 3.	Payment

44 45 46

See Clause 19 (Payment of Purchase Price) ~~On-delivery of the Vessel, but not later than three (3) Banking Days after the date that Notice of~~

~~Readiness has been given in accordance with Clause 5 (Time and place of delivery and~~
~~notices):~~

47	~~(i) the Deposit shall be released to the Sellers; and~~

48 49 50	~~(ii) the balance of the Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the Sellers’ Account.~~

51 4.	Inspection

52 53 54 55

~~(a)* The Buyers have inspected and accepted the Vessel’s classification records. The Buyers~~
~~have also inspected the vessel at/in             (state place) on             (state-date) and have~~
~~accepted the Vessel following this inspection and the sale is outright and definite, subject only~~
~~to the terms and conditions of this Agreement.~~

56 57	~~(b)* The Buyers shall have the right to inspect the Vessel’s classification records and declare whether same are accepted or not within (state-date/period).~~

58 59	~~The Sellers shall make the Vessel available for inspection at/in (state-place/range) within~~ (~~state date/period).~~

60 61	~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred~~

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

62	~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~

63 64	~~During the inspection, the Vessel’s deck and engine log books shall be made available for examination by the Buyers.~~

65 66 67 68	~~The sale shall become outright and definite, subject only to the terms and conditions of this~~
~~Agreement. provided that the Sellers receive written notice of acceptance of the Vessel form~~
~~the Buyers within seventy two (72) hours after completion of such inspection or after the~~
~~date/last day of the period stated in Line 59, whichever is earlier.~~

69 70 71 72	~~Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of~~
~~the Vessel’s classification records and/or of the Vessel not be received by the Sellers as~~
~~aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the~~
~~Buyers. Whereafter this Agreement shall be null and void.~~

73 74	~~*4(a) and 4(b) are alternatives; delete whichever is not applicable in the absence of deletions, alternative 4(a) shall apply.~~

75 5.	Time and place of delivery and notices

76 77

(a) The Vessel shall be delivered and taken over safely afloat at a safe and accessible berth or anchorage at/in international waters or otherwise a safe and accessible berth or anchorage at any such place as the Buyers and the Sellers may agree (taking into consideration the employment commitments of the Vessel) but subject to the Buyers’ approval and subject further to the delivery of the Vessel in such place not causing the Buyers to incur additional tax liabilities to those that the Buyers would have incurred had the sale been completed in international waters. ~~(state place/range) in the Sellers’ option.~~

78	~~Notice of Readiness shall not be tendered before:~~ (~~date)~~

79	Cancelling Date (see Clause~~s 5(c), 6 (a)(i), 6 (a) (iii) and~~ 14): 30 November 2022 (or such later date as may be agreed by the Owners in their absolute discretion).

80 81	(b) The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall provide the Buyers with at least~~twenty (20),~~ ten (10), ~~Five (5) and three (3)~~ Business ~~d~~Days’ prior written notice (or such shorter period as the Buyers may agree) of the date the

82	Sellers intend to tender Notice of Readiness and of the intended place of delivery.

83	When the Vessel is, on a day being a Business Day, at the place of delivery and physically ready for delivery in accordance with
84	this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

85 86 87 88 89 90 91 92 93 94	~~(c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the~~
~~Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writhing~~
~~stating the date when they anticipate that the Vessel will be ready for delivery and proposing a~~
~~new Cancelling Date. Upon receipt of such notification the Buyers shall have the option of~~
~~either cancelling this Agreement in accordance with Clause 14 (Sellers’ Default) within three (3)~~
~~Banking Days of receipt of the notice or of accepting the new date as the new as the new Cancelling Date.~~
~~If the Buyers have not declared their option within three (3) Banking Days of receipt of the Sellers’~~
~~notification or if the Buyers accept the new date, the date proposed in the Sellers’~~
~~notification shall be shall be deemed to be the new Cancelling Date and shall be substituted for the~~
~~Cancelling Date stipulated in line 79.~~

Copyright© 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

95	~~If this Agreement is maintained with the new Cancelling Date all other terms and conditions~~
96	~~hereof including those contained in Clauses S(b) and S(d) shall remain unaltered and in full~~
97	~~force and effect.~~

98	(c)~~(d)~~ Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely
99	without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers’
100	Default) for the Vessel not being ready by the original Cancelling Date.

101	(d)~~(e)~~ Should the Vessel become a ~~an actual, constructive or compromised t~~ Total ~~l~~ Loss before delivery
102	~~the Deposit together with interest earned, if any, shall be released immediately to the Buyers~~
103	~~whereafter~~ this Agreement shall ~~be null and void.~~ terminate ( provided that any provision hereof expressed to survive such termination shall do so in accordance with its terms),

104	6. Divers Inspection / Drydocking

105	~~(a)*~~
106	~~(i)The Buyers shall have the option at their cost and expense to arrange for an underwater~~
107	~~inspection by a diver approved by the Classification Society prior to the delivery of the~~
108	~~Vessel. Such option shall be declared latest nine (9) days prior to the Vessel’s intended~~
109	~~date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this~~
110	~~Agreement. The Sellers shall at their cost and expense make the Vessel available for~~
111	~~such inspection. This inspection shall be carried out without undue delay and in the~~
112	~~presence of a Classification Society surveyor arranged for by the Sellers and paid for by~~
113	~~the Buyers. The Buyers’ representative(s) shall have the right to be present at the diver’s~~
114	~~inspection as observer(s) only without interfering with the work or decisions of the~~
115	~~Classification Society surveyor. The extent of the inspection and the conditions under~~
116	~~which it is performed shall be to the satisfaction of the Classification Society. If the~~
117	~~conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at~~
118	~~their cost and expense make the Vessel available at a suitable alternative place near to~~
119	~~the delivery port, in which event the Cancelling Date shall be extended by the additional~~
120	~~time required for such positioning and the subsequent re-positioning. The Sellers may~~
121	~~not tender Notice of Readiness prior to completion of the underwater inspection.~~

122	~~ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are~~
123	~~(found broken, damaged or defective so as to affect the Vessel’s class, then (1) unless~~
124	~~repairs can be carried out afloat to the satisfaction of the Classification Society, the~~
125	~~Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by~~
126	~~the Classification Society of the Vessel’s underwater parts below the deepest load line,~~
127	~~the extent of the inspection being in accordance with the Classification Society’s rules (2)~~
128	~~such defects shall be made good by the Sellers at their cost and expense to the~~
129	~~satisfaction of the Classification Society without condition/recommendation** and (3) the~~
130	~~Sellers shall pay for the underwater inspection and the Classification Society’s~~
131	~~attendance.~~

132	~~Notwithstanding anything to the contrary in this Agreement, if the Classification Society~~
133	~~do not require the aforementioned defects to be rectified before the next class~~
134	~~drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects~~
135	~~against a deduction from the Purchase Price of the estimated direct cost (of labour and~~
136	~~materials) of carrying out the repairs to the satisfaction of the Classification Society,~~
137	~~whereafter the Buyers shall have no further rights whatsoever in respect of the defects~~
138	~~and/or repairs. The estimated direct cost of the repairs shall be the average of quotes~~
139	~~for the repair work obtained from two reputable independent shipyards at or in the~~
140	~~vicinity of the port of delivery, one to be obtained by each of the Parties within two (2)~~

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

141	~~Banking Days from the date of the imposition of the condition/recommendation, unless~~
142	~~the Parties agree otherwise. Should either of the Parties fail to obtain such a quote within~~
143	~~the stipulated time then the quote duly obtained by the other Party shall be the sole basis~~
144	~~for the estimate of the direct repair costs. The Sellers may not tender Notice of~~
145	~~Readiness prior to such estimate having been established.~~

146	~~(iii) If the Vessel is to be drydocked pursuant to Clause 6(a)(ii) and no suitable dry-docking~~
147	~~facilities are available at the port of delivery, the Sellers shall take the Vessel to a port~~
148	~~where suitable drydocking facilities are available, whether within or outside the delivery~~
149	~~range as per Clause 5(a). Once drydocking has taken place the Sellers shall deliver the~~
150	~~Vessel at a port within the delivery range as per Clause 5(a) which shall, for the purpose~~
151	~~of this Clause, become the new port of delivery. In such event the Cancelling Date shall~~
152	~~be extended by the additional time required for the drydocking and extra steaming, but~~
153	~~limited to a maximum of fourteen (14) days.~~

154	~~(b)* The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the~~
155	~~Classification Society of the Vessel’s underwater parts below the deepest load line, the extent~~
156	~~of the inspection being in accordance with the Classification Society’s rules. If the rudder,~~
157	~~propeller, bottom or other underwater parts below the deepest load line are found broken,~~
158	~~damaged or defective so as to affect the Vessel’s class, such defects shall be made good at the~~
159	~~Sellers’ cost and expense to the satisfaction of the Classification Society without~~
160	~~condition/recommendation**. In such event the Sellers are also to pay for the costs and~~
161	~~expenses in connection with putting the Vessel in and taking her out of drydock, including the~~
162	~~drydock dues and Classification Society’s fees. The Sellers shall also pay for these costs~~
163	~~and expenses if parts of the tailshaft system are condemned or found defective or broken so as~~
164	~~to affect the Vessel’s class. In all other cases, the Buyers shall pay the aforesaid costs and~~
165	~~expenses, dues and fees.~~

166	~~(c) If the Vessel is drydocked pursuant to Clause 6 (a)(ii) or 6 (b) above:~~

167	~~(i) The Classification Society may require survey of the tailshaft system, the extent of the~~
168	~~survey being to the satisfaction of the Classification surveyor. If such survey is~~
169	~~not required by the Classification Society, the Buyers shall have the option to require the~~
170	~~tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey~~
171	~~being in accordance with the Classification Society’s rules for tailshaft survey and~~
172	~~consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare~~
173	~~whether they require the tailshaft to be drawn and surveyed not later than by the~~
174	~~completion of the inspection by the Classification Society. The drawing and refitting of~~
175	~~the tailshaft shall be arranged by the sellers. should any parts of the tailshaft system be~~
176	~~condemned or found defective so as to affect the Vessel’s class, those parts shall be~~
177	~~renewed or made good at the sellers’ coat and expenses to the satisfaction of~~
178	~~Classification Society without condition/recommendation**.~~

179	~~(ii) The costs and expenses relating to the survey of the tailshaft system shall be borne by~~
180	~~the Buyers unless the Classification Society requires such survey to be carried out or if~~
181	~~parts of system are condemned or found defective or broken so as to affect the~~
182	~~Vessel’s class, in which case the Sellers shall pay these costs and expenses.~~

183	~~(iii) The Buyers’ representative(s) shall have the right to be present in the drydock, as~~
184	~~observer(s) only without interfering with the work or decisions of the Classification~~
185	~~Society surveyer.~~

186	~~(iv) The Buyers shall have the right to have the underwater parts of the Vessel cleaned~~

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

187 188 189 190 191 192 193 194 195 196 197 198 199 200

~~and painted at their risk, cost and expense without interfering with the Sellers’ or the~~
~~Classification Society surveyor’s work, if any, and without affecting the Vessel’s timely~~
~~delivery. If, however, the Buyers’ work in drydock is still in progress when the~~
~~Sellers have completed the work which the Sellers are required to do, the additional~~
~~docking time needed to complete the Buyers’ work shall be for the Buyers’ risk, cost and~~
~~expense. In the event that the Buyers’ work requires such additional time, the Sellers~~
~~may upon completion of the Sellers’ work tender Notice of Readiness for delivery whilst~~
~~the Vessel is still in drydock and, notwithstanding Clause 5(a), the Buyers shall be~~
~~obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in~~
~~drydock or not.~~

~~*6 (a) and 6 (b) are alternatives; delete whichever is not applicable. In the absence of deletions,~~
~~alternative 6 (a) shall apply.~~

~~**Notes or memoranda, if any, in the surveyor’s report which are accepted by the Classification~~
~~Society without condition/recommendation are not to be taken into account.~~

201 202 203 204 205 206 207 208 209 210 211 212 213 214 215 216 217 218 219 220 221 222 223 224 225 226 227

7.  Spares, bunkers and other items

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of delivery ~~inspection~~
used or unused, whether on board or not shall become the Buyers’ property, but spares on order are excluded. ~~Forwarding charges, if any, shall be for the Buyers’ account.~~ The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

~~Library and forms exclusively for use in the Sellers’ vessel(s) and captain’s, officers’ and crew’s~~
~~personal belongings including the slop chest are excluded from the sale without compensation,~~
~~as well as the following additional items:             (include list)~~

~~Items on board which are on hire or owned by third parties, listed as follows, are excluded from~~
~~the sale without compensation:~~              (~~include list)~~

~~Items on board at the time of inspection which are on hire or owned by third parties, not listed~~
~~above, shall be replaced or procured by the Sellers prior to delivery at their cost and expense.~~

The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in storages tanks and unopened drums at no extra cost.~~and pay either:~~

~~(a) * the actual net price (excluding barging expenses) as evidenced by invoices or vouchers; or~~

~~(b) *the current net market price (excluding barging expenses) at the port and date of delivery~~
~~of the Vessel or, if unavailable, at the nearest bunkering port;~~

~~For the quantities taken over.~~

~~Payment under this Clause shall be made at the same time and place in the same~~
~~currency as the Purchase Price.~~

~~“inspection” in this Clause 7, shall mean the Buyers’ inspection according to Clause 4(a) or 4(b)~~
~~(Inspection), if applicable, if the Vessel is taken over without inspection, the date of this~~

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

228 229 230 231 232 233 234 235 236 237 238 239 240 241 242 243 244 245 246 247 248 249 250 251 252 253 254 255 256 257 258 259 260 261 262 263 264

~~Agreement shall be the relevant date.~~

~~*(a) and (b) are alternatives, delete whichever is not applicable. In the absence of deletions~~
~~alternative (a) shall apply.~~

8.  Documentation

The place of closing: Piraeus or any other place to be agreed between the Buyers and the Sellers.

(a) ~~In exchange for p~~Payment of the Purchase Price shall be conditional on the provision by the sellers of the following: ~~the Sellers shall provide the Buyers with the~~
~~following delivery documents:~~

(i) Legal Bill(s) of Sale in a form recordable in the Buyers’ Nominated Flag State, transferring title of the Vessel and stating that the Vessel is free from all mortgages, encumbrances and ~~maritime~~ liens (whether maritime or otherwise) or any other debts whatsoever, duly notarially attested
and legalised, ~~or~~ apostilled or if applicable, acknowledged by a special agent of the Buyers’ Nominated
Flag State, as required by the Buyers’ Nominated Flag State;

(ii) Evidence that all necessary corporate, shareholder and other action has has been taken by the Sellers to authorise the execution, delivery and performance of this Agreement;

(iii) Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate);

(iv) Certificate ~~or Transcript of Registry~~of Ownership and Encumbrance issued by the competent authorities of the flag state
on the date of delivery evidencing he Ultimate Sellers’ ownership of the Vessel and that the
Vessel is free from registered encumbrances and mortgages, to be faxed or e-mailed by such authority to the closing meeting with the original to be sent to the Buyers as soon as possible after delivery of the Vessel;

(v) A copy of Declaration of Class or (depending on the Classification Society) a Class Maintenance
Certificate issued within three(3) ~~Banking~~ Business Days prior to delivery confirming that the
Vessel is in Class free of overdue condition/recommendation;

~~(vi) Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of~~
~~deletion appropriate to the Vessel’s registry at the time of delivery, or, in the event that~~
~~the registry does not as a matter of practice issue such documentation immediately, a~~
~~written undertaking by the Sellers to effect deletion from the Vessel’s registry forthwith~~
~~and provide a certificate or other official evidence of deletion to the Buyers promptly and~~
~~latest within four (4) weeks after the Purchase Price has been paid and the Vessel has~~
~~been delivered;~~

~~(vii) A copy of the Vessel’s Continuous Synopsis Record certifying the date on which the~~
~~Vessel ceased to be registered with the Vessel’s registry, or, in the event that the registry~~
~~does not as a matter of practice issue such certificate immediately, a written undertaking~~
~~from the Sellers to provide the copy of this certificate promptly upon it being issued~~
~~together with evidence of submission by the Sellers of a duly executed Form 2 stating~~
~~the date on which the Vessel shall cease to be registered with the Vessel’s registry;~~

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

265 266 267 268 269 270 271 272 273 274 275

(vi~~ii~~) Commercial Invoice for the Vessel;

~~(ix) Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases;~~

~~(x) A copy of the Sellers’ letter to their satellite communication provider cancelling the~~
~~Vessel’s communications contract which is to be sent immediately after delivery of the~~
~~Vessel;~~

(vii~~xi~~) Any additional documents as may reasonably be required by the competent authorities of the Buyers’ Nominated Flag State for the purpose of registering the Vessel, each in a form acceptable to the Buyers’ Nominated Flag State, duly notarially attested and legalised, apostilled or acknowledged by a special agent of the Nominated Flag State (if required); and ~~provided the~~
~~Buyers notify the Sellers of any such documents as soon as possible after the date of~~
~~this Agreement; and~~

(viii~~xii~~) The Sellers’ letter of confirmation that to the best of their knowledge, the Vessel is not black listed by any nation or international organisation.

See also Clause 20 (Further Conditions Precedent).

276 277 278 279 280 281 282 283 284 285 286 287 288 289 290 291 292 293 294 295 296 297 298 299

(b) At the time of delivery the Buyers shall provide the Sellers with;

(i) Evidence that all necessary corporate~~, shareholder~~ and other action has been taken by the Buyers to authorise the execution, delivery and performance of this Agreement; and

(ii) Power of Attorney of the Buyers (if any) appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement. ~~,duly notarially attested and legalised~~
~~or apostilled (as appropriate).~~

(c) If any of the documents listed in Sub-clauses (a) and (b) above are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.

(d) The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in Sub-clause (a) and Sub-clause (b) above for review and comment by the other party not later than 3 Business Days (or such shorter period as the Buyers may agree) prior to the Scheduled Delivery Date. ~~(state number of days), or if left blank, nine (9) days prior to the~~
~~Vessel’s intended date of readiness for delivery as notified by the Sellers pursuant to~~
~~Clause 5(b) of this Agreement.~~

(e) On delivery, ~~Concurrent with the exchange of documents in Sub clause (a) and Sub clause (b) above,~~
the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies.

(f) Other technical documentation which may be in the Sellers’ possession shall promptly after delivery be forwarded to the Buyers at ~~their~~ Sellers’ expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers have the right to take copies of same.

(g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

300	9. Encumbrances

301	The Sellers warrant that the Vessel, at the time of delivery, is free from all charters,
302

other than the Bareboat Charter and the Initial Time Charter and prior to Delivery, the Existing Bareboat
Charter, encumbrances, mortgages and ~~maritime~~ liens (whether maritime or otherwise) or any other debts whatsoever, and is not subject

303	to Port State or other administrative detentions. The Sellers hereby undertake to indemnify the
304	Buyers against all consequences of claims made against the Vessel which have been incurred
305	prior to the time of delivery.

306	10. Taxes, fees and expenses

307	Any taxes, fees and expenses in connection with the purchase of the Vessel and registration in the Buyers’
308	Nominated Flag State ~~shall be for the Buyers’ account, whereas similar charges~~ and in connection
309	with the closing of the Sellers’ register shall be for the Sellers’ account.

310	11. Condition on delivery

311	The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is
312	delivered to the Buyers, ~~but subject~~ pursuant to the terms and conditions of this Agreement ~~she shell be~~
313	~~delivered and taken over as she was at the time of inspection, fair wear and tear excepted.~~

314	However, the Vessel shall be delivered on an “as is where is” basis ~~free of cargo~~ and free of stowaways with her Class
315	maintained ~~without~~ free from all overdue condition/recommendation*, free of average damage affecting the Vessel’s
316	class, and with her classification certificates and national certificates, as well as all other
317	certificates the Vessel had at the time of ~~inspection~~ delivery, valid ~~and unextended~~ without
318	condition/recommendation* by the Classification Society or the relevant authorities at the time
319	of delivery.

320	~~“inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4(a) or~~
321	~~4(b) (inspections), if applicable. if the Vessel is taken over without inspection, the date of this~~
322	~~Agreement shall be the relevant date.~~

323	~~*Notes and memoranda, if any, in the surveyor’s report which are accepted by the Classification~~
324	~~Society without condition/recommendation-are not to be taken into account.~~

325	12. Name/markings

326	~~Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel~~
327	~~markings.~~

328	13. Buyers’ default

329	~~Should the Deposit not be lodged in accordance with Clause 2 (Deposit), the Sellers have the~~
330	~~right to cancel this Agreement, and they shall be entitled to claim compensation for their losses~~
331	~~and for all expenses incurred together with interest.~~
332

Should the Purchase Price not be paid in accordance with ~~Clause 3 (Payment),~~ this Agreement (in the absence of a Termination Event and further provided that such failure to pay the Purchase Price is not caused by the Sellers’ action or omission under the Bareboat Charter), the Sellers

333	have the right to cancel this Agreement, in which case it shall terminate whereupon all the Buyers’ liabilities hereunder shall be extinguished. ~~the Deposit together with interest~~

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

334 335 336

~~earned, if any, shall be released to the Sellers. If the Deposit does not cover their loss, the~~
~~Sellers shall be entitled to claim further compensation for their losses and for all expenses~~
~~incurred together with interest.~~

337	14. Sellers’ default

338 339 340 341 342 343 344 345

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the
Buyers shall retain their option to cancel. ~~In the event that the Buyers elect to concel this~~
~~Agreement, the Deposit together with interest earned, if any, shall be released to them~~
~~immediately.~~

346 347 348 349

Without prejudice to any of the rights the Buyers may have under the Leasing Documents, at law or otherwise, ~~S~~should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest ~~if their failure is due to preven~~
~~negligence~~ and whether or not the Buyers cancel this Agreement.

350	15. Buyers’ representatives

351 352 353	~~After this Agreement has been signed by the Parties and the Deposit has been lodged, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and expense.~~

354 355 356 357

~~These representatives are on board for the purpose of familiarisation and in the capacity of~~
~~observers only, and they shall not interfere in any respect with the operation of the Vessel. The~~
~~Buyers and the Buyers’ representatives shall sign the Sellers’ P&I Club’s standard letter of~~
~~indemnity prior to their embarkation.~~

358	16. Law and Arbitration See Clause 30 (Governing Law and Enforcement)

359 360 361 362

~~(a) *This Agreement shall be governed by and construed in accordance with English law and~~
~~any dispute arising out of or in connection with this Agreement shall be referred to arbitration in~~
~~London in accordance with the Arbitration Act 1996 or any statutory modification or re~~
~~enactment thereof save to the extent necessary to give effect to the provisions of this Clause.~~

363 364 365	~~The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.~~

366 367 368 369 370 371 372 373 374 375

~~The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall~~
~~appoint its arbitrator and send notice of such appointment in writing to the other party requiring~~
~~the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and~~
~~stating that it will appoint its arbitrator as sole orbitrator unless the other party appoints its own~~
~~arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the~~
~~other party does not appoint its own arbitrator and give notice that it has done so within the~~
~~fourteen (14) days specified, the party referring a dispute to arbitration may, without the~~
~~requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator~~
~~and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on~~
~~both Parties as if the sole arbitrator had been appointed by agreement.~~

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

376 377 378

~~In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000-the~~
~~arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at~~
~~the time when the arbitration proceedings are commenced.~~

379 380 381 382 383 384 385 386

~~(b) *This Agreement shall be governed by and construed in accordance with Title 9 of the~~
~~United States Code and the substantive law (not including the choice of law rules) of the State~~
~~of New York and any dispute arising out of or in connection with this Agreement shall be~~
~~referred to three (3) persons at New York, one to be appointed by each of the parties hereto,~~
~~and the third by the two so chosen; their decision or that of any two of them shall be final, and~~
~~for the purposes of enforcing any award, judgment may be entered on an award by any court of~~
~~competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the~~
~~Society of Maritime Arbitrators, Inc.~~

387 388 389

~~In-cases where neither the claim nor any counterclaim exceeds the sum of US$ 100,000 the~~
~~arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the~~
~~Society of Maritime Arbitrators, Inc.~~

390 391 392

~~(c) This Agreement shall be governed by and construed in accordance with the laws of~~
~~(state place) and any dispute arising out of or in connection with this Agreement shall be~~

~~referred to arbitration at              (state-place), subject to the procedures applicable there.~~

393 394	~~*16(a), 16(b) and 16(e) are alternatives; delete whichever is not applicable, in the absence of deletions, alternative 16(a) shall apply.~~

395	17. Notices See Clause 26 (Notices)

396	~~All notices to be provided under this Agreement shall be in writing.~~

397	~~Contact details for recipients of notices are as follows:~~

398	~~For the Buyers:~~

399	~~For the Sellers:~~

400	18. Entire Agreement

401 402 403

The written terms of this Agreement (together with the other Leasing Documents) comprise the entire agreement between the Buyers and
the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.

404 405 406

Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.

407 408 409

Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause shall limit or exclude any liability for fraud.

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

For and on behalf of the Sellers	For and on behalf of the Buyers

Name: Maria Trivela	Name:

Title: Attorney-in-fact	Title:

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

For and on behalf of the Sellers	For and on behalf of the Buyers

Name: Maria Trivela	Name:

Title: Attorney-in-fact	Title:

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copied, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopted by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

ADDITIONAL CLAUSES TO MEMORANDUM OF AGREEMENT

DATED 23 October 2022

CLAUSE 19	PAYMENT OF PURCHASE PRICE

(a)	Subject to the provisions of this Agreement:

(i)	the Sellers shall sell and transfer all rights, title and interest in the Vessel absolutely, with full title guarantee, to the Buyers on the Delivery Date; and

(ii)	the Buyers shall pay the Purchase Price for the purchase of the Vessel from the Sellers upon the terms and conditions set out herein, provided that the Buyers’ obligation to pay on the Delivery Date:

(A)

such portion of the Purchase Price which is equal to the Upfront Charterhire under the Bareboat Charter shall, if the Set-off Option (Upfront Charterhire) is exercised by the Sellers (as charterers) under the Bareboat Charter, be set off against the obligation of the Sellers (in their capacity as charterers) to pay the Upfront Charterhire to the Buyers (in their capacity as owners) under the Bareboat Charter;

(B)

such portion of the Purchase Price which is equal to the first instalment of Charterhire under the Bareboat Charter shall, if the Set-off Option (First Charterhire Instalment) is exercised by the Sellers (as charterers) under the Bareboat Charter, be set off against the obligation of the Sellers (in their capacity as charterers) to pay such first instalment of Charterhire to the Buyers (in their capacity as owners) under the Bareboat Charter; and

(C)

such portion of the Purchase Price which is equal to the Upfront Fee shall, if the Set-off Option (Upfront Fee) is exercised by the Sellers (as charterers) under the Bareboat Charter, be set off against the obligation of the Sellers (in their capacity as charterers) to pay the Upfront Fee to the Buyers (in their capacity as owners) under the Bareboat Charter, such that the Buyers shall only be required to remit an amount equal to the Net Purchase Price in accordance with this Clause 19 and the same shall constitute full payment of the Purchase Price by the Buyers to the Sellers.

(b)

The Sellers hereby acknowledge that the Buyers are relying on the Sellers in all respects to check all matters concerning the Vessel, its safety, condition, quality and to ensure that the Vessel is fit for purpose.

(c)

In consideration of the Sellers agreeing to sell the Vessel to the Buyers, the Buyers hereby agree to pay the Sellers the Purchase Price as follows (unless otherwise agreed in writing between the Buyers and the Sellers):

(i)

by remitting such portion of the Net Purchase Price equal to the Repurchase Amount on a date falling no more than one (1) Business Day (or such earlier date as may be agreed between the Buyers and the Sellers) prior to the Scheduled Delivery Date (the “Prepositioning Date”), either:

(A)

to the Sellers’ Bank (Repurchase) on an unallocated basis pursuant to the Conditional Payment Instructions only to be released to the Sellers’ Designated Account (Repurchase) against presentation to the Sellers’ Bank (Repurchase) of a copy of the protocol of delivery and acceptance duly signed executed by the authorised representatives of the Sellers (as buyers) and the Ultimate Sellers (as sellers) and countersigned by the Buyers; or

(B)

to an escrow account opened with the Escrow Agent’s Bank in the name of the Escrow Agent to be held by the Escrow Agent pursuant to an Escrow Agreement only be released to the Sellers’ Designated Account (Escrow Repurchase) against presentation to the Escrow Agent of a copy of the protocol of delivery and acceptance duly signed executed by the authorised representatives of the Sellers (as buyers) and the Ultimate Sellers (as sellers) and countersigned by the Buyers;

(ii)

by remitting the balance of the Net Purchase Price (such balance, the “Balance Amount”, being the amount remaining after deducting the Repurchase Amount from the Net Purchase Price) (if any) by wire transfer on a date (the “Balance Payment Date”) (which shall be on the third (3rd) Business Day or on a Business Day falling no more than three Business Days after the Delivery Date) to the Sellers’ Designated Account (Balance) as requested by the Sellers to the Buyers pursuant to a notice in writing in form and substance as may be required by the Buyers from time to time (such notice, the “Balance Amount Payment Notice”), provided that:

(1)	Delivery takes place on or before the Cancelling Date;

(2)

no Potential Termination Event or Termination Event has occurred and is continuing on the date of a Payment Notice, the Prepositioning Date, the Delivery Date and (if applicable) the Balance Payment Date;

(3)

the Sellers shall issue a Payment Notice (which shall be irrevocable once issued unless otherwise agreed by the Buyers) requesting the payment of the relevant portion of the Net Purchase Price to the Buyers in the manner set out in this Clause 19, provided that the conditions precedent set out in Clause 20 (Further conditions precedent) are fulfilled to the satisfaction of the Buyers or otherwise waived and/or deferred on such terms and conditions as the Buyers may require in their absolute discretion, on or before the issuance of a Payment Notice;

(4)

the Scheduled Delivery Date set out in the relevant Payment Notice falls within the Availability Period and no earlier than seven (7) Business Days (or such shorter period as agreed between the Buyers and the Sellers) after the date such Payment Notice is issued;

(5)

the conditions precedent set out in Part B of Schedule II of the Bareboat Charter are fulfilled to the satisfaction of the Buyers (in their capacity as Owners under the Bareboat Charter) or otherwise waived and/or deferred on such terms and conditions as the Buyers may require in their absolute discretion, on or before 0900 hrs (Shanghai time)(or such later time as the Buyers may agree with the Sellers) at least one Business Day prior to the Prepositioning Date whereupon the Buyers shall remit such portion of the Net Purchase Price as is equal to the Repurchase Amount in accordance with Clause 19(c)(i); and

(6)

the conditions precedent set out in Part C of Schedule II of the Bareboat Charter are fulfilled to the satisfaction of the Buyers (in their capacity as Owners under the Bareboat Charter) or otherwise waived and/or deferred on such terms and conditions as the Buyers may require in their absolute discretion, on or before 1000 hrs (Shanghai time) (or such later time as the Buyers may agree with the Sellers) on the Delivery Date whereupon the protocol of delivery and acceptance shall be duly executed by the authorised representatives of the Sellers (as buyers) and the Ultimate Sellers (as sellers) and countersigned by the Buyers and be presented to the Sellers’ Bank (Repurchase) or the Escrow Agent (as the case may be) for the release for the portion of the Net Purchase Price as is equal to the Net Purchase Price in accordance with the Conditional Payment Instructions or the Escrow Agreement (as the case may be); and

(7)

each of the conditions precedent set out in the foregoing paragraphs are fulfilled to the satisfaction of the Buyers (in their capacity as Owners under the Bareboat Charter) or otherwise waived and/or deferred on such terms and conditions as the Buyers may require in their absolute discretion, on or before 1000 hrs (Shanghai time) (or such later time as the Buyers may agree with the Sellers) on the Balance Payment Date.

(d)

The Sellers hereby irrevocably and unconditionally undertake that if more than 2 calendar days shall have elapsed from the Prepositioning Date and neither of the dates referred to in paragraphs (i) and (ii) below have occurred, they shall pay interest to the Buyers on such portion of the Net Purchase Price remitted by the Buyers pursuant to Clause 19(c)(i) and such interest shall accrue for each day during the period commencing from (and including) the Prepositioning Date up to and including:

(i)	the Delivery Date; or

(ii)

if Delivery does not occur prior to the Cancelling Date, the Cancelling Date or such date on which such funds have been fully refunded to the Buyers by the Sellers’ Bank (Repurchase) in accordance with the relevant Conditional Payment Instructions or the Escrow Agent in accordance with the Escrow Agreement (as the case may be)), calculated at the prevailing overnight rate applicable for Dollars as determined by the Buyers plus the Margin, and shall be immediately payable by the Sellers to the Buyers upon the Buyers’ demand.

CLAUSE 20	FURTHER CONDITIONS PRECEDENT

The conditions precedent referred to in Clause 19(c)(3) are:

(a)	the items listed in Clause 8(a)(i) to (viii);

(b)

such other documents as the Buyers may reasonably notify the Sellers as being necessary in relation to the Vessel and/or its status (including without limitation, such confirmation of no liens and/or indemnity thereto which the Buyers may require the Sellers to provide or procure in respect of the Vessel);

(c)

a certificate of an authorized signatory of the Sellers certifying that each copy document provided by Sellers to Buyers pursuant to this Agreement is correct, complete and in full force and effect as at a date no earlier than the date of the first Payment Notice; and

(d)	the Buyers being satisfied that the conditions precedent set out in part A and part B of schedule II of the Bareboat Charter have been fulfilled.

CLAUSE 21	FURTHER REPRESENTATION AND WARRANTIES OF SELLERS

(a)	In addition to the warranty provided by the Sellers under Clause 9 (Encumbrances), the Sellers represent and warrant to the Buyers that:

(i)	they are duly incorporated, validly existing and in good standing under the laws of their jurisdiction of incorporation;

(ii)	they have the requisite power and authority to enter into and perform this Agreement and this Agreement constitutes their valid, legal and binding obligations in accordance with its terms;

(iii)

the execution and performance by them of this Agreement will not breach or constitute a default under their constitutional documents (including their memorandum and articles of association) or any agreement, instrument, order, judgment or other restriction which binds the Sellers;

(iv)	they have good and marketable title to the Vessel and are the sole legal and beneficial owner of the Vessel;

(v)	the Vessel is:

(A)	in a good and safe condition and state of repair consistent with first class ship ownership and management practice;

(B)	is classed with the Classification Society at the highest classification available for vessels of its type and is free of all overdue recommendations or conditions; and

(C)	has her survey cycles up-to-date and all trading and class certificates valid for at least three (3) months (or such shorter period as the Buyers may agree with the Sellers);

(vi)

save for the Existing Security (which shall be discharged prior to Delivery), the Vessel is free from all Security Interests and they have not agreed to create any Security Interest over the Vessel (or any part of it) other than in favour of the Buyers (in their capacity as owners) under a Leasing Document;

(vii)

all Security Interests created in connection with the Existing Bareboat Charter by the Sellers or any other party to secure the Sellers’ obligations thereunder, has been, on the Delivery Date, fully discharged and released and each of the Charterers, the Shareholder and an Approved Manager have no liabilities or obligations to the Existing Owners or any other party under the Existing Bareboat Charter or any transactions or arrangements contemplated thereunder;

(viii)	the Vessel is free of all charters (other than the Bareboat Charter and the Initial Time Charter and prior to the Delivery Date, the Existing Bareboat Charter);

(ix)	they:

(A)	are not a Restricted Person;

(B)	are not owned or controlled by or acting directly on behalf of or for the benefit of, a Restricted Person; and

(C)	do not own or control a Restricted Person;

(x)

neither they nor any of their directors, officers or employees or any person acting on their behalf have received notice or are aware of any claim, action, suit, proceeding or investigation against them with respect to Sanctions;

(xi)

to the best of their knowledge and belief (after making due and careful enquiries), no proceeds of the Purchase Price shall be made available, directly or indirectly, to or for the benefit of a Restricted Person nor shall they be otherwise directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions;

(xii)	the Call Back Form and all information (including without limitation, the identification documents and specimen signatures) provided thereunder remains true, accurate and up-to-date; and

(xiii)	Navios Maritime Operating LLC is 100% indirectly owned by Navios Maritime Partners L.P.

(b)

Each of the representations and warranties made by the Sellers under this Clause 21 (Further Representations and Warranties of Sellers) shall be deemed to be made and repeated on the date of this Agreement and each day thereafter up to and on the Balance Payment Date, with reference to the facts and circumstances then existing on such date.

CLAUSE 22	ACCESS TO INFORMATION AND INSPECTION

The Buyers shall be entitled to request such information that they may reasonably require in relation to the Vessel and copies of the documentation held by the Sellers relating to the Vessel, and all such information and documentation shall be delivered promptly by the Sellers to the Buyers, upon the Buyers’ request.

CLAUSE 23	BUYERS’ FURTHER RIGHTS ON TERMINATION

If a Termination Event occurs prior to Delivery, the Buyers shall have the right (in their absolute discretion) to terminate this Agreement immediately by written notice to the Sellers and such termination shall become effective on the date of such written notification (or such other date as the Buyers may specify in such notice), whereupon:

(a)

the Buyers shall cease to have any rights or obligations in relation to each other under this Agreement, provided however that, in consideration of the Buyers entering into this Agreement and the Bareboat Charter as at the date hereof, the Buyers shall be entitled to retain all Indemnified Expenses and/or fees paid by the Sellers under this Agreement and the other Leasing Documents, and such payment and amounts is acknowledged by the Sellers to be proportionate, having regard to the legitimate interest of the Buyers, in protecting against the Buyers’ risk of the Sellers failing to perform their obligations under this Agreement and the Bareboat Charter ( as the charterers thereunder) upon the terms and conditions contained herein and therein, respectively; and

(b)

the Sellers shall be obliged to immediately refund or procure that there be immediately refunded in full to the Buyers, any portion of the Purchase Price remitted or transferred by the Buyers under this Agreement, as at the date of such termination.

CLAUSE 24	PHYSICAL PRESENCE

If there is any change in the flag state from the Flag State at the date of this Agreement and such new Flag State requires the Buyers to register itself and/or have a physical presence or office or be otherwise registered in the jurisdiction of such Flag State, all fees, costs and expenses arising out of or in connection with such registration and/or the establishment and maintenance of such physical presence or office or registration by the Buyers shall be borne by the Sellers.

CLAUSE 25	INDEMNITIES

(a)

In consideration of the Buyers entering into this Agreement and the Bareboat Charter as at the date hereof, the Sellers shall indemnify and pay such amounts to the Buyers in respect of all costs, claims, expenses, liabilities, losses, damages and fees (including but not limited to any legal fees, vessel registration and tonnage fees) suffered or incurred by or imposed on the Buyers arising from this Agreement, or in connection with the Delivery, registration, purchase and inspection of the Vessel by the Buyers whether prior to, during or after termination of this Agreement, or in connection with or resulting from the funding or payment of all or any portion of the Purchase Price regardless of whether a Payment Notice has already been issued or not, or arising in connection with the issuance of the Conditional Payment Instructions or the execution and/or performance of any transactions contemplated under the Escrow Agreement and funding pursuant thereto, or if any portion of the Purchase Price has been remitted but not released in accordance with the Conditional Payment Instructions or the Escrow Agreement for any reason whatsoever (other than as a sole and direct result of the Buyers’ wilful misconduct or gross negligence), or whether the Vessel is in the possession of or the control of the Sellers, or otherwise or the Delivery not taking place after a Payment Notice is issued.

(b)

Notwithstanding anything to the contrary herein, the indemnities provided by the Sellers shall be provided in favour of the Buyers and shall continue in full force and effect notwithstanding any breach by the Sellers of the terms of this Agreement or termination of this Agreement by the Buyers pursuant to the terms hereof.

CLAUSE 26	NOTICES

Any notice, certificate, demand or other communication to be served, given, made or sent under or in relation to this Agreement shall be in English and in writing and (without prejudice to any other valid method or giving, making or sending the same) shall be deemed sufficiently given or made or sent if sent by registered post or by email to the following respective addresses:

(A)	to the Buyers:

c/o BANK OF COMMUNICATIONS FINANCIAL LEASING CO., LTD.

Room 03-04,

27/F, 333 Luijiazu Ring Road

Pudong New Area

Shanghai 200120

The People’s Republic of China

Attention:         FAN Linna / WANG Changzhen

Email:              fan.ln@bocommleasing.com /

                         wang.changzhen@bocommleasing.com

(B)	to the Sellers:	c/o NAVIOS CONTAINERS MANAGEMENT INC. 85 Akti Miaouli, 18535, Piraeus, Greece Attention: Vasiliki Papaefthymiou Email: vpapaefthymiou@navios.com / legal_corp@navios.com Fax: +30 210 41 72 070 or, if a party hereto changes its address or email address, to such other address (or email address) as that party may notify to the other.

CLAUSE 27	NO WAIVER OF RIGHTS

(a)

No neglect, delay, omission or indulgence on the part of a Party in enforcing the terms and conditions of this Agreement shall prejudice the strict rights of such Party or be construed as a waiver thereof nor shall any single or partial exercise of any right of either party preclude any other or further exercise thereof.

(b)	No right or remedy conferred upon a Party by this Agreement shall be exclusive of any other right or remedy provided for herein or by law and all such rights and remedies shall be cumulative.

CLAUSE 28	ASSIGNMENT AND TRANSFER

Each of the Buyers and the Sellers may only assign or transfer (whether by novation or otherwise) their rights and/or obligations under this Agreement, to the extent it may do so under the Bareboat Charter.

CLAUSE 29	MISCELLANEOUS

(a)	Unless otherwise expressly stated to the contrary in this Agreement, any payment which is due to be made on a day which is not a Business Day shall be made on the preceding Business Day instead.

(b)

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions under the law of that jurisdiction nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

(c)

The Sellers waive any rights of sovereign immunity which they or any of their assets may enjoy in any jurisdiction and subjects itself to civil and commercial law with respect to their obligations under this Agreement.

(d)	No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

(e)	This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

CLAUSE 30	GOVERNING LAW AND ENFORCEMENT

(a)	This Agreement and any non-contractual obligations arising under or in connection with it, shall be governed by and construed in accordance with English law.

(b)

Any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”) shall be referred to and finally resolved by arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause 30 (Governing Law and Enforcement). The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (“LMAA”) Terms current at the time when the arbitration proceedings are commenced.

(c)

The reference shall be to three (3) arbitrators. A party wishing to refer a Dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a Dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both parties as if he had been appointed by agreement. Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator.

(d)	Where the reference is to three arbitrators the procedure for making appointments shall be in accordance with the procedure for full arbitration stated above.

(e)	The language of the arbitration shall be English.

CLAUSE 31	DEFINITIONS

Unless otherwise specified hereunder, capitalised terms in this Agreement shall have the same meaning as defined in the Bareboat Charter:

“Availability Period” means the period commencing from the date of this Agreement up to and including the earliest of:

(a)

the date on which the Bareboat Charter is repudiated, rescinded, terminated or cancelled pursuant to the terms thereof or otherwise ceases to be valid and enforceable against the parties thereto for any reason whatsoever; and

(b)	the Cancelling Date.

“Balance Amount” has the meaning given to such term under Clause 19(c)(ii).

“Balance Payment Date” shall have the meaning given to it under Clause 19(c)(ii).

“Bareboat Charter” means the bareboat charterparty in respect of the Vessel dated on or about the date hereof and entered into between the Buyers as owners and the Sellers as bareboat charterers.

“Call Back Form” means the form setting out the contact and other relevant information in respect of the Sellers attached hereto as Appendix A (Call Back Form) signed by one officer or attorney-in-fact of the Sellers, as the same may be amended, supplemented and/or replaced from time to time or such other form as may be acceptable to the Buyers.

“Cancelling Date” means 30 November 2022 or such later date as may be agreed by the Buyers acting in their absolute discretion.

“Conditional Payment Instructions” means the conditional payment instructions to the Sellers’ Bank (Repurchase) in the form of a SWIFT MT 199 and MT 103 or such other form as agreed between the Buyers and the Sellers.

“Delivery” means the transfer of the legal and beneficial interest in the Vessel from the Sellers to the Buyers pursuant to the terms of this Agreement.

“Delivery Date” means the date on which Delivery occurs.

“Dispute” shall have the meaning given to it under Clause 30 (Governing Law and Enforcement).

“Escrow Agent” means an international law firm or such other party acceptable to the Buyers and the Sellers.

“Escrow Agent’s Bank” means such bank as may be acceptable to the Buyers, as designated by the Sellers in the relevant Payment Notice.

“Escrow Agreement” means an escrow agreement entered into between the Buyers, the Sellers and the Escrow Agent, in form and substance acceptable to the Buyers and the Sellers.

“Indemnified Expenses” means any costs, expenses and/or liabilities of the Buyers indemnified by the Sellers under this Agreement.

“Initial Market Value” means the market value of the Vessel (as determined no earlier than 20 Business Days prior to the Scheduled Delivery Date by an independent Approved Valuer agreed by the Buyers and the Sellers).

“Net Purchase Price” means the Purchase Price less the aggregate of:

(a)	if the Set-Off Option (Upfront Charterhire) is exercised by the Sellers under the Bareboat Charter, an amount equal to the Upfront Charterhire;

(b)

if the Set-Off Option (First Charterhire Instalment) is exercised by the Sellers under the Bareboat Charter, an amount equal to the first instalment of Charterhire payable under the Bareboat Charter; and

(c)	if the Set-Off Option (Upfront Fee) is exercised by the Sellers under the Bareboat Charter, an amount equal to the Upfront Fee.

“Party” means a party to this Agreement.

“Payment Notice” means the notice to be submitted by the Sellers to the Buyers to request for the Buyers’ payment of any part of the Purchase Price, which shall be in the form set out in Schedule 1 or such other form as may be agreed between the Buyers and the Sellers (in the case of the Repurchase Amount) or the Balance Amount Payment Notice (in the case of the Balance Amount).

“Prepositioning Date” has the meaning ascribed to it under Clause 19(c)(i)(A).

“Purchase Price” means the lower of:

(a)	the Initial Market Value; and

(b)	US$11,000,000.

“Repurchase Amount” means the amount required to be paid by the Sellers to the Ultimate Sellers (or its nominee) for the purchase by the Sellers from the Ultimate Sellers of the Vessel, as specified by the Sellers in the relevant Payment Notice.

“Scheduled Delivery Date” means the scheduled date of delivery of the Vessel as set out in the relevant Payment Notice.

“Sellers’ Bank (Balance)” means ABN AMRO NV ROTTERDAM or such other bank as may be acceptable to the Buyers, as designated by the Sellers in the relevant Payment Notice.

“Sellers’ Bank (Repurchase)” means China Minsheng Banking Corp., Ltd., Hong Kong Branch or such other bank as may be acceptable to the Buyers, as designated by the Sellers in the relevant Payment Notice.

“Sellers’ Designated Account (Balance)” means the account of the Sellers (or their nominee, NAVIOS MARITIME OPERATING LLC) with the Sellers’ Bank (Balance) into which the Buyers are required to pay the Balance Amount to the Sellers (or its nominee) after the Delivery Date, as designated by the Sellers in the relevant Payment Notice.

“Sellers’ Designated Account (Escrow Repurchase)” means the account opened with the Escrow Agent’s Bank into which the funds held in escrow by the Escrow Agent are to be released to the Ultimate Sellers (or its nominee) pursuant to the Escrow Agreement, as designated by the Sellers in the relevant Payment Notice.

“Sellers’ Designated Account (Repurchase)” means the account opened with the Sellers’ Bank (Repurchase) into which the Sellers are required to pay the portion of the Purchase Price to the Ultimate Sellers (or its nominee) for the Sellers’ purchase of the Vessel from the Ultimate Sellers, as designated by the Sellers in the relevant Payment Notice.

“Set-off Option (First Charterhire Instalment)” means the option of the Sellers (in their capacity as charterers) described in clause 36.5 of the Bareboat Charter permitting the Sellers to set-off their obligation to pay the first instalment of Charterhire to the Buyers (in their capacity as owners) under the Bareboat Charter against the obligation of the Buyers to pay to the Sellers such portion of the Purchase Price equal to that first instalment of Charterhire.

“Set-off Option (Upfront Charterhire)” means the option of the Sellers (in their capacity as charterers) described in clause 36.3 of the Bareboat Charter permitting the Sellers to set-off their obligation to pay the Upfront Charterhire to the Buyers (in their capacity as owners) under the Bareboat Charter against the obligation of the Buyers to pay to the Sellers such portion of the Purchase Price equal to the Upfront Charterhire.

“Set-off Option (Upfront Fee)” means the option of the Sellers (in their capacity as charterers) described in clause 41.2 of the Bareboat Charter permitting the Sellers to set-off their obligation to pay the Upfront Fee to the Buyers (in their capacity as owners) under the Bareboat Charter against the obligation of the Buyers to pay to the Sellers such portion of the Purchase Price equal to the Upfront Fee.

“Ultimate Sellers” means Ocean Dazzle Shipping Limited.

EXECUTION PAGE

BUYERS

SIGNED	)
by	)
as an attorney-in-fact	)
for and on behalf of	)
LONGSHI INTERNATIONAL SHIP LEASE CO., LIMITED	)
in the presence of:	)

Witness’ signature: Witness’ name: Witness’ address:	)
)
)

SELLERS

SIGNED	)
by Maria Trivela	)
as an attorney-in-fact	)
for and on behalf of	)
EVIAN SHIPTRADE LTD	)
in the presence of:	)

Witness’ signature:	)
Witness’ name:	)
Witness’ address:	)

BoComm Leasing | Navios

Additional Clauses to MOA (“Matson Lanai”)

SINGAPORE/90701184v1

EXECUTION PAGE

BUYERS

SIGNED	)
by	)
as an attorney-in-fact	)
for and on behalf of	)
LONGSHI INTERNATIONAL SHIP LEASE CO., LIMITED	)
in the presence of:	)

Witness’ signature:	)
Witness’ name:	)
Witness’ address:	)

SELLERS
SIGNED	)
by Maria Trivela	)
as an attorney-in-fact	)
for and on behalf of	)
EVIAN SHIPTRADE LTD	)
in the presence of:	)
Witness’ signature:	)
Witness’ name:	)
Witness’ address:	)

BoComm Leasing | Navios

Additional Clauses to MOA (“Matson Lanai”)

SINGAPORE/90701184v1